Exhibit 99.1
EXECUTION COPY
AGREEMENT AND PLAN OF MERGER
by and between
BANK OF MONTREAL
and
MARSHALL & ILSLEY CORPORATION

Dated as of December 17, 2010

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(Continued)

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(Continued)

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(Continued)

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INDEX OF DEFINED TERMS

Section
1994 LTIP	1.8
Acquisition Proposal	6.8(b)
Agreement	Preamble
Articles of Merger	1.2
Bankruptcy and Equity Exception	3.3(a)
BHC Act	3.1(a)
BMSCL Shares	4.2
Book-Entry Shares	1.4(d)
Certificate	1.4(d)
Certificate of Merger	1.2
Closing	9.1
Closing Date	9.1
Code	Recitals
Collective Bargaining Agreement	3.26
Company	Preamble
Company Articles	3.1(b)
Company Benefit Plans	6.5(f)
Company Bylaws	3.1(b)
Company Capitalization Date	3.2(a)
Company Common Stock	Recitals
Company Disclosure Schedule	9.12
Company Performance Units	1.8
Company Preferred Stock	3.2(a)
Company Restricted Share	1.6
Company SEC Reports	3.5(b)
Company Stock Award	1.7
Company Stock Option	1.5(a)
Company Stock Plans	1.5(b)
Company Warrant	Recitals
Company 401(k) Plan	6.5(c)
Confidentiality Agreements	6.2(b)
Controlled Group Liability	3.11(b)
Covered Employees	6.5(a)
Delaware Secretary	1.2
Derivative Contract	3.25
DFI	1.2
Dissenting Shareholders	1.4(h)
DLLCA	1.1(a)
DPC Common Shares	1.4(b)
Effective Time	1.2
Employees	5.2(h)
Environmental Laws	3.18
ERISA	3.11(a)
ERISA Affiliates	3.11(b)

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Index Of Defined Terms
(Continued)

Section
ESPP	1.8
Exchange Act	3.5(b)
Exchange Agent	2.1
Exchange Agent Agreement	2.1
Exchange Fund	2.2
FDIC	1.3
Federal Reserve	3.4
Form F-4	3.4
GAAP	3.6(a)
Governmental Entity	3.4
Holdco	Recitals
HSR Act	3.4
Indemnified Parties	6.6(a)
Intellectual Property	3.21(e)(i)
IRS	3.19
IT Assets	3.21(e)(ii)
Knowledge	9.4
Leased Properties	3.22
Letter of Transmittal	2.3(a)
Licensed Intellectual Property	3.21(e)(iii)
Liens	3.2(c)
Material Adverse Effect	3.8
Material Contract	3.17(a)
Merger	Recitals
Merger Consideration	1.4(c)
Merger Consideration Cash Amount	1.8
Merger Sub	Recitals
Merger Sub Common Stock	1.4(a)
Merger Sub Effective Date	Recitals
New Surviving Company Shares	1.4(h)
NYSE	1.8
OCC	3.4
Option Agreement	Recitals
OSFI	3.4
Owned Intellectual Property	3.21(e)(iv)
Owned Properties	3.22
Patents	3.21(e)(i)
Permitted Encumbrances	3.22
Premium Cap	6.6(c)
Previously Disclosed	9.12
Proxy Statement	3.4
Purchaser	Preamble
Purchaser Capitalization Date	4.2
Purchaser Class A Preferred Stock	4.2
Purchaser Common Stock	1.4(c)

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Index Of Defined Terms
(Continued)

Section
Purchaser Plans	6.5(a)
Purchaser Preferred Stock	4.2
Purchaser SEC Reports	4.5(b)
Purchaser Stock Plans	4.2
Purchaser 401(k) Plan	6.5(c)
Real Property	3.22(b)
Registered	3.21(e)(v)
Registration	3.21(e)(v)
Regulatory Agencies	3.5(a)
Regulatory Approvals	3.4
Requisite Regulatory Approvals	7.1(e)
Sarbanes-Oxley Act	3.5(b)
SEC	3.4
Securities Act	3.2(a)
Series B Preferred Consideration	1.4(h)
Series B Preferred Stock	Recitals
Significant Subsidiary	3.1(c)
SRO	3.4
Subsidiary	3.1(c)
Superior Proposal	6.8(b)
Surviving Company	Recitals
Takeover Laws	3.10
TARP Purchase	Recitals
Tax	3.19
Tax Return	3.19
Terminated Benefit Plan	6.5(d)
Trade Secrets	3.21(e)(i)
Trademarks	3.21(e)(i)
Treasury	Recitals
Trust Account Common Shares	1.4(b)
TSX	2.3(f)
Voting Debt	3.2(a)
Warrant Purchase	Recitals
WBCL	1.1(a)

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          AGREEMENT AND PLAN OF MERGER, dated as of December 17, 2010 (this “Agreement”), by and between Bank of Montreal, a Schedule I Bank under the Bank Act (Canada) (“Purchaser”) and Marshall & Ilsley Corporation, a Wisconsin corporation (“Company”).
RECITALS
          A. The Boards of Directors of Company and Purchaser have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for in this Agreement in which Company will, on the terms and subject to the conditions set forth in this Agreement, merge with and into Merger Sub (the “Merger”), with Merger Sub as the surviving entity in the Merger (sometimes referred to in such capacity as the “Surviving Company”).
          B. As an inducement and condition to the entrance of Purchaser into this Agreement, Company and Purchaser are entering into a Stock Option Agreement, dated as of the date hereof (as amended, supplemented or otherwise modified from time to time, the “Option Agreement”), pursuant to which Company is granting to Purchaser an option to purchase shares of common stock, par value $1.00 per share, of Company (the “Company Common Stock”).
          C. In connection with the consummation of the Merger, a United States Subsidiary of Purchaser (which shall be the direct parent of Merger Sub) (“Holdco”), will purchase each share of the Company’s Senior Preferred Stock, Series B, issued and outstanding immediately prior to the Effective Time (the “Series B Preferred Stock”) (such purchase, the “TARP Purchase”) and may purchase the Warrant issued by the Company on November 14, 2008 to the United States Department of the Treasury (“Treasury”) in connection with the issuance of the Series B Preferred Stock (the “Company Warrant”) (such purchase, the “Warrant Purchase”).
          D. The parties intend the Merger, together with the TARP Purchase, to qualify (i) as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and intend for this Agreement to constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and (ii) for an exception to the general rule of Section 367(a)(1) of the Code.
          E. Purchaser shall form or cause the formation of a Delaware limited liability company and indirect, wholly owned Subsidiary of Purchaser (“Merger Sub”) and cause Merger Sub to join as a party to this Agreement in accordance with its terms; provided, however, that references to the date hereof and covenants to the extent made by and with respect to Merger Sub shall be deemed to refer to the date of formation of Merger Sub (“Merger Sub Effective Date”).
          F. The parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.
          NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, the parties agree as follows:

ARTICLE I
THE MERGER
          1.1 The Merger (a) Subject to the terms and conditions of this Agreement, in accordance with (i) the Delaware Limited Liability Company Act (the “DLLCA”) and (ii) the Wisconsin Business Corporation Law (the “WBCL”), at the Effective Time Company shall merge with and into Merger Sub. Merger Sub shall be the Surviving Company in the Merger and shall continue its existence under the laws of the State of Delaware. As of the Effective Time, the separate corporate existence of Company shall cease.
          (b) Subject to the consent of Company, which shall not be unreasonably withheld or delayed, Purchaser may at any time change the method of effecting the combination and/or the method of effecting the TARP Purchase if and to the extent requested by Purchaser; provided, however, that no such change shall (i) alter or change the amount or kind of the Merger Consideration provided for in this Agreement, (ii) adversely affect the tax consequences of the Merger to shareholders of Company or the tax treatment of the parties pursuant to this Agreement, or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement.
          1.2 Effective Time. Subject to the terms and conditions of this Agreement, on or before the Closing Date, Purchaser shall cause to be filed (i) with the Department of Financial Institutions of the State of Wisconsin (the “DFI”), articles of merger (the “Articles of Merger”) as provided in Section 180.1105 of the WBCL, and (ii) with the Secretary of State of the State of Delaware (the “Delaware Secretary”), a certificate of merger as provided in Section 18-209(c) of the DLLCA (the “Certificate of Merger”). The Merger shall become effective as of the date and time specified in the Articles of Merger and the Certificate of Merger. The term “Effective Time” shall be the date and time when the Merger becomes effective as set forth in the Articles of Merger.
          1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the DLLCA.
          1.4 Conversion of Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, Merger Sub, Company or the holder of any of the following securities:
          (a) The common stock of Merger Sub, the terms of which shall be set forth in the limited liability company agreement of Merger Sub (the “Merger Sub Common Stock”), outstanding immediately prior to the Effective Time shall remain outstanding and shall constitute, in addition to the New Surviving Company Shares (issued pursuant to Section 1.4(h)), the only outstanding common stock of the Surviving Company.
          (b) All shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are owned, directly or indirectly, by Company, Purchaser, Holdco or Merger Sub (other than shares of Company Common Stock held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties, which shall include any shares of Company Common Stock held in a rabbi or other trust for purposes of funding a Company Benefit Plan (any such shares, “Trust Account Common Shares”) and other than shares of Company Common Stock held, directly or indirectly, by Company, Purchaser, Holdco or Merger Sub in respect of a debt previously contracted (any such shares, “DPC Common Shares”)) shall be cancelled and shall cease to exist, and no stock of Purchaser or cash in lieu of fractional shares of Company Common Stock shall be delivered in exchange therefor.
          (c) Subject to Section 1.4(e), each share of Company Common Stock, including Trust Account Common Shares and DPC Common Shares, but excluding all other shares of Company Common Stock owned by Company, Purchaser, Holdco or Merger Sub, shall be converted, in accordance with the procedures set forth in Article II, into the right to receive 0.1257 (the “Merger Consideration”) common shares, without nominal or par value, of Purchaser (the “Purchaser Common Stock”), subject to the payment of any cash in lieu of fractional shares pursuant to Section 2.3(f).
          (d) All of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Company Common Stock (each, a “Certificate”) and each non-certificated share of Company Common Stock represented by book-entry (“Book-Entry Shares”) shall thereafter represent only the right to receive the Merger Consideration and/or cash in lieu of fractional shares into which the shares of Company Common Stock represented by such Certificate have been converted pursuant to this Section 1.4 and Section 2.3(f), as well as any dividends to which holders of Company Common Stock become entitled in accordance with Section 2.3(c).
          (e) If, between the date of this Agreement and the Effective Time, the outstanding shares of Purchaser Common Stock or Company Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Merger Consideration to provide the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.
          (f) Each share of the Series B Preferred Stock issued and outstanding immediately prior to the Effective Time shall be cancelled and shall cease to exist as of the Effective Time, and Holdco shall receive, as consideration therefor, a portion of the New Surviving Company Shares pursuant to Section 1.4(h).
          (g) If the Warrant Purchase shall have been consummated prior to the Effective Time, the Company Warrant shall be cancelled and shall cease to exist as of the Effective Time, and Holdco shall receive, as consideration therefor, a portion of the New Surviving Company Shares pursuant to Section 1.4(h).

          (h) In exchange for, and in consideration of (i) Purchaser delivering the Merger Consideration pursuant to Section 2.3(d) and any shares of Company Common Stock that are cancelled pursuant to Section 1.4(b), (ii) the cancellation of the Series B Preferred Stock in accordance with Section 1.4(f) and (iii) subject to consummation of the Warrant Purchase, the cancellation of the Company Warrant pursuant to Section 1.4(g), the Surviving Company will issue to its sole member at the Effective Time 1,000,000 (or such other number as is agreed by the Surviving Company and Purchaser) shares of Merger Sub Common Stock (such common shares, the “New Surviving Company Shares”).
          (i) If the Warrant Purchase shall not have been consummated prior to the Effective Time, the Company Warrant shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to represent a warrant to purchase Company Common Stock and will be converted automatically into a warrant to purchase Purchaser Common Stock, and Purchaser will assume such warrant subject to its terms; provided, however, that after the Effective Time:
          (i) the number of shares of Purchaser Common Stock purchasable upon exercise of the Company Warrant will equal the product of (x) the number of shares of Company Common Stock that were purchasable under the Company Warrant immediately before the Effective Time, and (y) the Merger Consideration, rounded to the nearest one-hundredth (1/100th) of a share; and
          (ii) the per share exercise price for the Company Warrant will equal the quotient of (x) the per share exercise price of the Company Warrant in effect immediately before the Effective Time and (y) the Merger Consideration, rounded to the nearest one-tenth (1/10th) of a cent.
          1.5 Stock Options.
          (a) At the Effective Time, all outstanding and unexercised employee and director options to purchase shares of Company Common Stock (each, a “Company Stock Option”) will vest in full and then cease to represent an option to purchase Company Common Stock and will be converted automatically into options to purchase Purchaser Common Stock, and Purchaser will assume each Company Stock Option subject to its terms; provided, however, that after the Effective Time:
          (i) the number of shares of Purchaser Common Stock purchasable upon exercise of each Company Stock Option will equal the product of (x) the number of shares of Company Common Stock that were purchasable under the Company Stock Option immediately before the Effective Time and (y) the Merger Consideration, rounded to the nearest whole share; and
          (ii) the per share exercise price for each Company Stock Option will equal the quotient of (x) the per share exercise price of the Company Stock Option in effect immediately before the Effective Time and (y) the Merger Consideration, rounded to the nearest cent.

          (b) Notwithstanding the foregoing, (i) the exercise price and the number of shares of Purchaser Common Stock purchasable pursuant to the Company Stock Options shall be determined in a manner consistent with any applicable requirements of Section 409A of the Code and (ii) in the case of any Company Stock Option to which Section 422 of the Code applies, the exercise price and the number of shares of Purchaser Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. Except as specifically provided above, following the Effective Time, each Company Stock Option shall continue to be governed by the same terms and conditions as were applicable under such Company Stock Option immediately prior to the Effective Time (after giving effect to any rights resulting from the transactions contemplated under this Agreement pursuant to the Company Stock Plans, the award agreements thereunder or any other agreement applicable to such Company Stock Options). As used in this Agreement, the term “Company Stock Plans” means the plans set forth in Section 1.5(b) of the Company Disclosure Schedule.
          1.6 Company Restricted Shares. Each share of Company Common Stock subject to vesting, repurchase or other lapse restrictions pursuant to any of the Company Stock Plans (each, a “Company Restricted Share”) which is outstanding immediately prior to the Effective Time shall vest in full and become free of such restrictions and any repurchase right shall lapse, as of the Effective Time and, at the Effective Time, the holder thereof shall be entitled to receive the Merger Consideration with respect to each such Company Restricted Share in accordance with Section 1.4(c).
          1.7 Other Stock-Based Awards. At the Effective Time, each right of any kind, contingent or accrued, to receive shares of Company Common Stock or benefits measured by the value of a number of shares of Company Common Stock, and each award of any kind consisting of shares of Company Common Stock including, a deferred share of Company Common Stock, granted under any of the Company Stock Plans that is outstanding immediately prior to the Effective Time (other than Company Stock Options and Company Restricted Shares) (each, a “Company Stock Award”) shall cease to represent a right or award with respect to shares of Company Common Stock and shall be converted, at the Effective Time, into a right or award with respect to Purchaser Common Stock, and Purchaser will assume each Company Stock Award subject to its terms; provided, however, that after the Effective Time the number of shares of Purchaser Common Stock subject to the Company Stock Award will equal the product of (a) the number of shares of Company Common Stock subject to the Company Stock Award immediately before the Effective Time and (b) the Merger Consideration, rounded to the nearest whole share. Except as specifically provided above, following the Effective Time, each Company Stock Award shall continue to be governed by the same terms and conditions as were applicable under such Company Stock Award immediately prior to the Effective Time (after giving effect to any rights resulting from the transactions contemplated under this Agreement pursuant to the terms of the Company Stock Awards).
          1.8 Company Performance Units. At the Effective Time, each outstanding and unsettled performance unit (the “Company Performance Units”) granted under Company’s 1994 Long-Term Incentive Plan for Executives (the “1994 LTIP”) shall vest and be converted into the right to receive a payment in cash equal to the number of shares of Company Common Stock underlying such Company Performance Unit multiplied by the Merger Consideration Cash

Amount, subject to the maximum amount set forth in the applicable award terms. The payment in respect of the Company Performance Units shall be made to the holders thereof as soon as reasonably practicable following the Effective Time and in no event later than five (5) business days following the Effective Time. For purposes hereof, the “Merger Consideration Cash Amount” shall equal the (i) Merger Consideration multiplied by (ii) the average of the closing sale prices of Purchaser Common Stock on the New York Stock Exchange (the “NYSE”) as reported by The Wall Street Journal for the five (5) trading days immediately preceding the second trading day prior to the Effective Time.
          1.9 Employee Stock Purchase Plan. All shares of Company Common Stock purchased pursuant to the Company’s 2009 Employee Stock Purchase Plan (the “ESPP”) on or prior to the termination of the ESPP as contemplated by Section 6.13 below shall be converted into the right to receive the Merger Consideration in accordance with Section 1.4(c) of this Agreement.
          1.10 Limited Liability Company Agreement of the Surviving Company. The limited liability company agreement of the Surviving Company shall be the limited liability company agreement of Merger Sub as in effect immediately prior to the Effective Time, until duly amended in accordance with the terms thereof and applicable law.
          1.11 Managers and Officers. The managers and authorized persons of Merger Sub immediately prior to the Effective Time shall be the managers and authorized persons of the Surviving Company and shall hold office until their respective successors are duly appointed, or their earlier death, resignation or removal. The officers of Company immediately prior to the Effective Time shall be the initial officers of the Surviving Company and shall hold office until their respective successors are duly appointed and qualified, or their earlier death, resignation or removal.
          1.12 Effect on Purchaser Common Stock; Required Purchaser Action. Each share of Purchaser Common Stock outstanding immediately prior to the Effective Time will remain outstanding. Before the Effective Time, Purchaser will take all corporate action necessary to authorize for issuance a sufficient number of shares of Purchaser Common Stock for delivery upon exercise of Company Stock Options in accordance with Section 1.5 and for delivery in respect of Company Stock Awards in accordance with Section 1.7. As of the Effective Time, Purchaser will file one or more appropriate registration statements (on Form F-3 or Form F-8, or any successor or other appropriate forms) with respect to the Purchaser Common Stock underlying the Company Stock Options pursuant to Section 1.5 and in respect of Company Stock Awards pursuant to Section 1.7.
ARTICLE II
DELIVERY OF MERGER CONSIDERATION
          2.1 Exchange Agent. Prior to the Effective Time, Purchaser shall appoint a bank or trust company selected by Purchaser and reasonably acceptable to Company, or Purchaser’s transfer agent, pursuant to an agreement (the “Exchange Agent Agreement”), to act as exchange agent (the “Exchange Agent”) hereunder.

          2.2 Delivery of Merger Consideration. At or prior to the Effective Time, Purchaser shall (a) authorize the Exchange Agent to deliver an aggregate number of shares of Purchaser Common Stock equal to the aggregate Merger Consideration and (b) deposit, or cause to be deposited with, the Exchange Agent, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.3(f) (the “Exchange Fund”).
          2.3 Exchange Procedures.
          (a) As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of Certificate(s) or Book-Entry Shares which, immediately prior to the Effective Time, represented outstanding shares of Company Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.4 and any cash in lieu of fractional shares of Purchaser Common Stock to be issued or paid in consideration therefor (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificate(s) or Book-Entry Shares shall pass, only upon delivery of Certificate(s) (or affidavits of loss in lieu of such Certificate(s))) or Book-Entry Shares to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement (the “Letter of Transmittal”) and (ii) instructions for use in surrendering Certificate(s) or Book-Entry Shares in exchange for the applicable Merger Consideration, any cash in lieu of fractional shares of Purchaser Common Stock to be issued or paid in consideration therefor and any dividends or distributions to which such holder is entitled pursuant to Section 2.3(c).
          (b) Upon surrender to the Exchange Agent of its Certificate(s) or Book-Entry Shares, accompanied by a properly completed Letter of Transmittal, a holder of Company Common Stock will be entitled to receive promptly after the Effective Time the applicable Merger Consideration and any cash in lieu of fractional shares of Purchaser Common Stock to be issued or paid in consideration therefor in respect of the shares of Company Common Stock represented by its Certificate(s) or Book Entry Shares. Until so surrendered, each such Certificate or Book-Entry Shares shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the applicable Merger Consideration and any cash in lieu of fractional shares of Purchaser Common Stock to be issued or paid in consideration therefor upon surrender of such Certificate or Book-Entry Shares in accordance with, and any dividends or distributions to which such holder is entitled pursuant to, this Article II.
          (c) No dividends or other distributions with respect to Purchaser Common Stock shall be paid to the holder of any unsurrendered Certificate or Book-Entry Shares with respect to the shares of Purchaser Common Stock represented thereby, in each case unless and until the surrender of such Certificate or Book-Entry Share in accordance with this Article II. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate or Book-Entry Share in accordance with this Article II, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of Purchaser Common Stock represented by such Certificate or Book-Entry Share and paid prior to such surrender date, and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of Purchaser Common Stock represented by such Certificate or Book-Entry Shares with a record date after the Effective

Time (but before such surrender date) and with a payment date subsequent to the issuance of the Purchaser Common Stock issuable with respect to such Certificate or Book-Entry Shares.
          (d) In the event of a transfer of ownership of a Certificate or Book-Entry Shares representing Company Common Stock that is not registered in the stock transfer records of Company, the shares of Purchaser Common Stock and cash in lieu of fractional shares of Purchaser Common Stock comprising the Merger Consideration shall be issued or paid in exchange therefor to a person other than the person in whose name the Certificate or Book-Entry Shares so surrendered is registered if the Certificate or Book-Entry Shares formerly representing such Company Common Stock shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment or issuance shall pay any transfer or other similar taxes required by reason of the payment or issuance to a person other than the registered holder of the Certificate or Book-Entry Shares, or establish to the reasonable satisfaction of Purchaser that the tax has been paid or is not applicable. The Exchange Agent (or, subsequent to the earlier of (x) the one-year anniversary of the Effective Time and (y) the expiration or termination of the Exchange Agent Agreement, Purchaser or the Surviving Company) shall be entitled to deduct and withhold from any cash in lieu of fractional shares of Purchaser Common Stock otherwise payable pursuant to this Agreement to any holder of Company Common Stock such amounts as the Exchange Agent or Purchaser, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent, Purchaser or the Surviving Company, as the case may be, and timely paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Company Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or Purchaser, as the case may be.
          (e) After the Effective Time, there shall be no transfers on the stock transfer books of Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of Company Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the applicable Merger Consideration and any cash in lieu of fractional shares of Purchaser Common Stock to be issued or paid in consideration therefor in accordance with the procedures set forth in this Article II.
          (f) Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of Purchaser Common Stock shall be issued upon the surrender of Certificates for exchange, no dividend or distribution with respect to Purchaser Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Purchaser. In lieu of the issuance of any such fractional share, Purchaser shall pay to each former shareholder of Company who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average, rounded to the nearest one ten-thousandth, of the closing sale prices of Purchaser Common Stock based on information reported by the Toronto Stock Exchange (“TSX”) as reported in The Toronto Stock Exchange Daily Record (with each such trading day’s applicable price converted into United States dollars using the noon rate of exchange reported with respect to such day by the Bank of Canada) for the five (5) trading days immediately preceding the Effective Time by (ii) the fraction of a share (after taking into account all shares of Company Common Stock held by such holder at the Effective Time and rounded to the nearest thousandth when expressed in decimal form) of Purchaser Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4.
          (g) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Company as of the one year anniversary of the Effective Time may be paid to Purchaser. In such event, any former shareholders of Company who have not theretofore complied with this Article II shall thereafter look only to Purchaser with respect to the Merger Consideration, any cash in lieu of any fractional shares and any unpaid dividends and distributions on the Purchaser Common Stock deliverable in respect of each share of Company Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Purchaser, the Surviving Company, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.
          (h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Purchaser or the Exchange Agent, the posting by such person of a bond in such amount as Purchaser may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration deliverable in respect thereof pursuant to this Agreement.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF COMPANY
          Except as (i) Previously Disclosed or (ii) disclosed in any report, schedule, form or other document filed with, or furnished to, the SEC by Company prior to the date hereof and on or after the date on which Company filed with the SEC its Annual Report on Form 10-K for its fiscal year ended December 31, 2009 (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosure of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Company hereby represents and warrants to Purchaser and Merger Sub as follows:
          3.1 Corporate Organization.
          (a) Company is a corporation duly incorporated, validly existing and in active status under the laws of the State of Wisconsin. Company has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and, except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company, is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. Company is duly registered as a bank holding company and financial holding company under the Bank Holding Company Act of 1956 (“BHC Act”) and meets the applicable requirements for qualification as such.
          (b) True, complete and correct copies of the Restated Articles of Incorporation of Company, as amended (the “Company Articles”), and the Amended and Restated By-laws of Company (the “Company Bylaws”), as in effect as of the date of this Agreement, have previously been publicly filed by Company and made available to Purchaser.
          (c) Company has Previously Disclosed a list of all its Subsidiaries. Each Subsidiary of Company (i) is duly incorporated or duly formed, as applicable to each such Subsidiary, and validly existing and in good standing under the laws of its jurisdiction of organization, (ii) has the requisite corporate (or similar) power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and (iii) except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company, is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. As used in this Agreement, the term “Subsidiary,” when used with respect to either party, shall have the meaning ascribed to it in Section 2(d) of the BHC Act. The deposit accounts of each of its Subsidiaries that is an insured depository institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due. The articles of incorporation, bylaws and similar governing documents of each Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated under the Exchange Act) of Company, copies of which have been made available to Purchaser, are true, complete and correct copies of such documents as in full force and effect as of the date of this Agreement.

          3.2 Capitalization.
          (a) The authorized capital stock of Company consists of 700,000,000 shares of Company Common Stock, of which, as of December 15, 2010 (the “Company Capitalization Date”), 528,410,981 shares were issued and outstanding, and 5,000,000 shares of Company preferred stock, par value $1.00 per share (the “Company Preferred Stock”) of which, as of the Company Capitalization Date, 1,715,000 shares are designated as Series B Preferred Stock, 1,715,000 shares of which are issued and outstanding. As of the Company Capitalization Date, no shares of Company Common Stock or Company Preferred Stock were reserved for issuance except for shares of Company Common Stock reserved for issuance in connection with stock options under the Company Stock Plans to purchase not more than 31,573,185 shares of Company Common Stock outstanding as of the Company Capitalization Date, 27,860,939 shares of Company Common Stock reserved for issuance pursuant to future awards under the Company Stock Plans, 13,815,789 shares of Company Common Stock reserved for issuance upon the exercise of the Company Warrant and 104,096,963 shares of Company Common Stock reserved for issuance pursuant to the Option Agreement. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders may vote (“Voting Debt”) of Company are issued or outstanding. As of the Company Capitalization Date, except pursuant to this Agreement, the Company Warrant and the Option Agreement, under the Company Stock Plans as set forth herein, and Company’s dividend reinvestment plan, Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of, or the payment of, any amount based on, any shares of Company Common Stock other than under the 1994 LTIP, Company Preferred Stock, Voting Debt or any other equity securities of Company or any securities representing the right to purchase or otherwise receive any shares of Company Common Stock, Company Preferred Stock, Voting Debt or other equity securities of Company. As of the Company Capitalization Date, except for the Option Agreement, there are no contractual obligations of Company or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of Company or any equity security of Company or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Company or its Subsidiaries or (ii) except in connection with the Company Warrant, pursuant to which Company or any of its Subsidiaries is or could be required to register shares of Company capital stock or other securities under the Securities Act of 1933, as amended (the “Securities Act”).
          (b) Other than awards under the Company Stock Plans and the 1994 LTIP that are outstanding as of the Company Capitalization Date, no other equity-based awards are outstanding as of the Company Capitalization Date. Since the Company Capitalization Date through the date hereof, Company has not (i) issued or repurchased any shares of Company Common Stock, Company Preferred Stock, Voting Debt or other equity securities of Company, other than the issuance of shares of Company Common Stock as salary, the withholding of such shares and the grant of restricted shares on December 15, 2010 to those individuals whose compensation has been modified consistent with restrictions under the Troubled Asset Relief Program or in connection with the exercise of Company Stock Options or settlement in accordance with their terms of the Company Stock Plans that were outstanding on the Company Capitalization Date or (ii) issued or awarded any options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on the value of Company capital stock or any other equity-based awards. From September 30, 2010 through the date of this Agreement, neither Company nor any of its Subsidiaries has (A) accelerated the vesting of or lapsing of restrictions with respect to any stock-based compensation awards or long-term incentive compensation awards, (B) with respect to executive officers of Company or its Subsidiaries, entered into or amended any employment, severance, change of control or similar agreement (including any agreement providing for the reimbursement of excise taxes under Section 4999 of the Code) or (C) adopted or amended any material Company Benefit Plan.
          (c) All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Company are owned by Company, directly or indirectly, free and clear of any material liens, pledges, charges, claims and security interests and similar encumbrances (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Significant Subsidiary of Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.
          3.3 Authority; No Violation.
          (a) Company has full corporate power and authority to execute and deliver this Agreement and the Option Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Option Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly adopted and approved by the Board of Directors of Company by a unanimous vote thereof. The Board of Directors of Company has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Company and its shareholders and has directed that this Agreement and the transactions contemplated hereby be submitted to Company’s shareholders for approval at a duly held meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement and the transactions contemplated hereby by the affirmative vote of a majority of all the votes entitled to be cast by holders of outstanding Company Common Stock, no other corporate proceedings on the part of Company are necessary to approve this Agreement or the Option Agreement, or to consummate the transactions contemplated hereby and thereby. This Agreement and the Option Agreement have been duly and validly executed and delivered by Company and (assuming due authorization, execution and delivery by Purchaser and Merger Sub, as applicable) constitute the valid and binding obligations of Company, enforceable against Company in accordance with their respective terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (the “Bankruptcy and Equity Exception”)).

          (b) Neither the execution and delivery of this Agreement or the Option Agreement by Company, nor the consummation by Company of the transactions contemplated hereby and thereby, nor compliance by Company with any of the terms or provisions of this Agreement or the Option Agreement, will (i) violate any provision of the Company Articles or the Company Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (A) violate any law, judgment, order, injunction or decree applicable to Company, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, franchise, permit, agreement, by-law or other instrument or obligation to which Company or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound except, with respect to clause (ii), any such violation, conflict, breach, default, termination, cancellation, acceleration or creation as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company.
          3.4 Consents and Approvals. Except for (i) filings of applications and notices with, and receipt of consents, authorizations, approvals, exemptions or non-objections from, the Securities and Exchange Commission (the “SEC”), TSX, NYSE, state securities authorities, the Financial Industry Regulatory Authority, applicable securities, commodities and futures exchanges, and other industry self-regulatory organizations (each, an “SRO”), (ii) the filing of any other required applications, filings or notices with the Board of Governors of the Federal Reserve System (the “Federal Reserve”), the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”), the United States Office of the Comptroller of the Currency (the “OCC”), any foreign, federal or state banking, other regulatory, self-regulatory or enforcement authorities or any courts, administrative agencies or commissions or other governmental authorities or instrumentalities (each a “Governmental Entity”) and approval of or non-objection to such applications, filings and notices (taken together with the items listed in clause (i), the “Regulatory Approvals”), (iii) the filing with the SEC of a proxy statement in definitive form relating to the meeting of Company’s shareholders to be held in connection with this Agreement and the transactions contemplated by this Agreement (the “Proxy Statement”) and of a registration statement on Form F-4 (or such other applicable form) (the “Form F-4”) in which the Proxy Statement will be included as a prospectus, and declaration of effectiveness of the Form F-4 and the filing and effectiveness of the registration statement contemplated by Section 6.1(a), (iv) the filing of the Articles of Merger with the DFI and the Certificate of Merger with the Delaware Secretary, (v) any notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and (vi) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Purchaser Common Stock pursuant to this Agreement and approval of listing of such Purchaser Common Stock on the TSX and NYSE, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the consummation by Company of the Merger and the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Company of this Agreement and the Option Agreement. As of the date hereof, Company is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger on a timely basis.
          3.5 Reports.
          (a) Company and each of its Subsidiaries have timely filed all reports, registrations, statements and certifications, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2007 with (i) the Federal Reserve, (ii) the FDIC, (iii) the OCC, (iv) the Office of Thrift Supervision, (v) any state banking or other state regulatory authority, including the DFI and the Missouri Department of Economic Development, (vi) the SEC, (vii) any foreign regulatory authority and (viii) any applicable industry SRO (collectively, “Regulatory Agencies”) and with each other applicable Governmental Entity, and all other reports and statements required to be filed by them since December 31, 2007, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency or other Governmental Entity, and have paid all fees and assessments due and payable in connection therewith.
          (b) An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Company or any of its Subsidiaries pursuant to the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), since December 31, 2007 (the “Company SEC Reports”) is publicly available. No such Company SEC Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Company SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). As of the date hereof, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Company SEC Reports. None of Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act (other than Form 13F).
          3.6 Financial Statements.
          (a) The financial statements of Company and its Subsidiaries included (or incorporated by reference) in the Company SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Company and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount), (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. As of the date hereof, the books and records of Company and its Subsidiaries have been maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. As of the date hereof, Deloitte & Touche LLP has not resigned (or informed Company that it intends to resign) or been dismissed as independent public accountants of Company as a result of or in connection with any disagreements with Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
          (b) Neither Company nor any of its Subsidiaries has incurred any material liability or obligation of any nature whatsoever (whether absolute, accrued, contingent, determined, determinable or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of Company included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010 (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2010 or (iii) in connection with this Agreement and the transactions contemplated hereby.
          3.7 Broker’s Fees. Neither Company nor any of its Subsidiaries nor any of their respective officers, directors, employees or agents has utilized any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any other transactions contemplated by this Agreement, other than to Merrill Lynch, Pierce, Fenner & Smith Incorporated pursuant to letter agreements, true, complete and correct copies of which have been previously delivered to Purchaser.
          3.8 Absence of Changes. Since December 31, 2009, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company. As used in this Agreement, the term “Material Adverse Effect” means, with respect to any party, a material adverse effect on (i) the financial condition, results of operations or business of such party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (i), a “Material Adverse Effect” shall not be deemed to include effects arising out of, relating to or resulting from (A) changes after the date hereof in applicable GAAP or regulatory accounting requirements, (B) changes after the date hereof in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, (C) changes after the date hereof in global, national or regional political conditions or general economic or market conditions (including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets) affecting other companies in the industries in which such party and its Subsidiaries operate, (D) changes after the date hereof in the credit markets, any downgrades in the credit markets, or adverse credit events resulting in deterioration in the credit markets generally and including changes to any previously correctly applied asset marks resulting therefrom, (E) failure, in and of itself, to meet earnings projections, but not including any underlying causes thereof, (F) the public disclosure of this Agreement or the transactions contemplated hereby or the consummation of the transactions contemplated hereby, (G) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism or (H) actions or omissions taken with the prior written consent of the other party or expressly required by this Agreement except, with respect to clauses (A), (B), (C), (D) and (G), to the extent that the effects of such change are disproportionately adverse to the financial condition, results of operations or business of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated by this Agreement.
          3.9 Compliance with Applicable Law.
          (a) Company and each of its Subsidiaries hold, and have at all times since December 31, 2007 held, all licenses, franchises, permits and authorizations which are necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to applicable Law (and have paid all fees and assessments due and payable in connection therewith), except where the failure to hold such license, franchise, permit or authorization or to pay such fees or assessments would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company and, to the Knowledge of Company, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened in writing. Company and each of its Subsidiaries have complied in all material respects with, and are not in default or violation in any material respect of, (i) any applicable law, including all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act and any other Law relating to discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act and all applicable laws relating to broker-dealers, investment advisors and insurance brokers, and (ii) any posted or internal privacy policies relating to data protection or privacy, including without limitation, the protection of personal information, and neither the Company nor any of its Subsidiaries knows of, or has received since January 1, 2008, written notice of, any material defaults or material violations of any applicable law.
          (b) Company and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable law, except where the failure to so administer such accounts would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company. None of Company, any of its Subsidiaries, or any director, officer or employee of Company or of any of its Subsidiaries, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company, and, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company, the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

          3.10 State Takeover Laws. The Board of Directors of Company has approved this Agreement and the Option Agreement and the transactions contemplated hereby and thereby as required to render inapplicable to such agreements and such transactions Sections 180.1140 to 180.1144 of the WBCL, and any applicable provisions of the takeover laws of any other state, including any “moratorium,” “control share,” “takeover” or “interested stockholder” law (collectively, the “Takeover Laws”). No “fair price” law is applicable to such agreements or transactions.
          3.11 Company Benefit Plans.
          (a) Section 3.11(a) of the Company Disclosure Schedule sets forth a true, complete and correct list of each material Company Benefit Plan. With respect to each Company Benefit Plan, (i) each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) or 401(k) of the Code is so qualified; (ii) no material Controlled Group Liability could reasonably be expected to be incurred by Company or any of its ERISA Affiliates; (iii) neither Company nor any of its Subsidiaries has engaged in a transaction that would reasonably be expected to result in a material civil penalty or material tax under Section 409 or 502(i) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or Section 4975 or 4976 of the Code; and (iv) there are no material pending, threatened or anticipated claims relating to any of the Company Benefit Plans or any trusts related thereto other than routine claims for benefits. No Company Benefits Plan is maintained outside the jurisdiction of the United States, or covers any employee residing or working outside of the United States.
          (b) Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event, (A) result in any payment or benefit becoming due or payable, or required to be provided, to any Employee, (B) materially increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any Employee, (C) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (D) result in any material limitation on the right of Company or any of its Subsidiaries to amend, merge or terminate any Company Benefit Plan or related trust or (E) constitute a triggering event under any Company Benefit Plan which would result in any material payment which could constitute an “excess parachute payment” (as such term is defined in Code Section 280G(b)(1)) to any present or former employee, director or individual consultant of Company or any of its Subsidiaries. “Controlled Group Liability” means any and all liabilities (1) under Title IV of ERISA, (2) under Section 302 of ERISA, (3) under Sections 412 and 4971 of the Code, and (4) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and section 4980B of the Code, in each case, other than any such liability arising from any Company Benefit Plan. “ERISA Affiliates” means any entity if it would have ever been considered a single employer with Company under ERISA Section 4001(b) or part of the same “controlled group” as Company for purposes of ERISA Section 302(d)(8)(C) or Code Section 414(b) or (c) or a member of an affiliated service group for purposes of Code Section 414(m).
          (c) Each Company Benefits Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and associated Treasury Department guidance has (i) between January 1, 2005 and December 31, 2008, been operated in all material respects in good faith compliance with Section 409A of the Code and Notice 2005-01 and (ii) since January 1, 2009 (or such later date permitted under applicable guidance), been operated in compliance with, and is in documentary compliance with, in all material respects, Section 409A of the Code and IRS regulations and guidance thereunder. All stock options and stock appreciation rights granted by Company or any of its Subsidiaries to any current or former employee or director have been granted with a per share exercise or reference price at least equal to the fair market value of the underlying stock on the date the option or stock appreciation right was granted, within the meaning of Section 409A of the Code and associated Treasury Department guidance.
          3.12 Approvals. As of the date of this Agreement, Company knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.
          3.13 Opinion. The Board of Directors of Company has received the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, to the effect that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration is fair from a financial point of view to the holders of Company Common Stock.
          3.14 Company Information. The information relating to Company and its Subsidiaries that is provided by Company or its representatives for inclusion in the Proxy Statement and Form F-4, or in any application, notification or other document filed with any other Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Proxy Statement relating to Company and its Subsidiaries and other portions within the reasonable control of Company and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.
          3.15 Loan Put-Backs. Company has Previously Disclosed to Purchaser all material claims for repurchases by Company or any of its Subsidiaries of home mortgage loans that were sold to third parties by Company and its Subsidiaries between January 1, 2008 and the date hereof that are outstanding or threatened in writing, in each case, as of the date hereof.
          3.16 Legal Proceedings.
          (a) There is no suit, action, investigation, claim, proceeding or review pending, or to Company’s Knowledge, threatened against or affecting it or any of its Subsidiaries or any of the current or former directors or executive officers of it or any of its Subsidiaries (and it is not aware of any basis for any such suit, action or proceeding) (i) that involves a Governmental Entity, or (ii) that, individually or in the aggregate, and, in either case, is (A) material to it and its Subsidiaries, taken as a whole, or is reasonably likely to result in a material restriction on its or any of its Subsidiaries’ businesses or, after the Effective Time, the business of Purchaser, Surviving Company or any of their affiliates, or (B) reasonably likely to materially prevent or delay it from performing its obligations under, or consummating the transactions contemplated by, this Agreement and the Option Agreement. There is no material injunction, order, award, judgment, settlement, decree or regulatory restriction imposed upon or entered into by Company, any of its Subsidiaries or the assets of it or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to Purchaser or any of its affiliates).
          (b) Since December 31, 2008, (i) there have been no subpoenas, written demands, or document requests received by Company, any of its Subsidiaries or any affiliate of Company or any of its Subsidiaries from any Governmental Entity, except such as are received by Company or any of its Subsidiaries or any affiliate of Company or any of its Subsidiaries in the ordinary course of business or as are not, individually or in the aggregate, material to Company and its Subsidiaries taken as a whole, and (ii) no Governmental Entity has requested that Company or any of its Subsidiaries enter into a settlement negotiation or tolling agreement with respect to any matter related to any such subpoena, written demand, or document request.
          3.17 Material Contracts.
          (a) Except for those agreements and other documents filed as exhibits or incorporated by reference to Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 or filed or incorporated in any of its other SEC Filings filed since March 1, 2010 and prior to the date hereof or as Previously Disclosed, neither Company nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (each, whether or not filed with the SEC, a “Material Contract”): (i) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K; (ii) that materially restricts the conduct of any line of business by Company or, to Company’s Knowledge, upon consummation of the Merger will materially restrict the ability of Purchaser to engage in any line of business in which a financial holding company may lawfully engage; (iii) to which any affiliate, officer, director, employee or consultant of such party or any of its Subsidiaries is a party or beneficiary (except with respect to loans to directors, officers and employees entered into in the ordinary course of business and in accordance with all applicable regulatory requirements with respect to it) or (iv) that is material to it or its financial condition or results of operations.
          (b) (i) Each Material Contract is a valid and legally binding agreement of Company or one of its Subsidiaries, as applicable, and, to Company’s Knowledge, the counterparty or counterparties thereto, is enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception) and is in full force and effect, (ii) Company and each of its Subsidiaries has duly performed all material obligations required to be performed by it prior to the date hereof under each Material Contract, (iii) neither Company nor any of its Subsidiaries, and, to Company’s Knowledge, any counterparty or counterparties, is in breach of any provision of any Material Contract, and (iv) no event or condition exists that constitutes, after notice or lapse of time or both, will constitute, a breach, violation or default on the part of Company or any of its Subsidiaries under any such Material Contract or provide any party thereto with the right to terminate such Material Contract.
          3.18 Environmental Matters. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company, Company and its Subsidiaries have complied with all any federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (a) the protection or restoration of the environment, health, safety or natural resources; (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance; (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury or threat of injury to persons or property involving any hazardous substance (“Environmental Laws”); (d) there are no proceedings, claims, actions, or investigations of any kind, pending or threatened in writing, by any person, court, agency, or other Governmental Entity or any arbitral body, against the Company or its Subsidiaries relating to any Environmental Law and, to Company’s Knowledge, there is no reasonable basis for any such proceeding, claim, action or investigation; (e) there are no agreements, orders, judgments, indemnities or decrees by or with any person, court, regulatory agency or other Governmental Entity, that could impose any liabilities or obligations under or in respect of any Environmental Law; (f) to Company’s Knowledge, there are, and have been, no hazardous substances or other environmental conditions at any property (currently or formerly owned, operated, or otherwise used by Company or any of its Subsidiaries) under circumstances which could reasonably be expected to result in liability to or claims against Company or its Subsidiaries relating to any Environmental Law; and (g) to Company’s Knowledge, there are no reasonably anticipated future events, conditions, circumstances, practices, plans, or legal requirements that could give rise to obligations or liabilities under any Environmental Law.
          3.19 Taxes. Company and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns (as defined below) required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects; and (ii) have paid all material Taxes (as defined below) that are required to be paid or that Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith and for which adequate reserves have been established and reflected on the financial statements of Company. None of the material Tax Returns or material matters, in each case pertaining to (i) income Taxes of Company or any of its Subsidiaries or (ii) state franchise taxes imposed with reference to the income, net income, assets, or capital stock of Company or any of its Subsidiaries are currently under any audit, suit, proceeding, examination or assessment by the U.S. Internal Revenue Service (“IRS”) or the relevant state, local or foreign Taxing authority and neither Company nor any of its Subsidiaries has received written notice from any Tax authority that an audit, suit, proceeding, examination or assessment in respect of such Tax Returns or matters pertaining to Taxes are pending or threatened. No material deficiencies have been asserted or assessments made against Company or any of its Subsidiaries that has not been paid or resolved in full. No material claim has been made against Company or any of its Subsidiaries by any Tax authorities in a jurisdiction where Company or its Subsidiaries does not file Tax Returns that Company or its Subsidiaries is or may be subject to taxation by that jurisdiction. No material liens for Taxes exist with respect to any of the assets of Company or any of its Subsidiaries, except for liens for Taxes not yet due and payable. Neither Company nor any of its Subsidiaries has entered into any material closing agreements, private letter rulings, technical advice memoranda or similar agreement or rulings with any Tax authority, nor have any been issued by any Tax authority, in each case that have any continuing effect. Neither Company nor any of its Subsidiaries (A) have ever been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return, other than, for purposes of filing affiliated, combined, consolidated or unitary Tax

Returns, a group of which Company was the common parent, (B) has any liability for a material amount of Taxes of any person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), or (C) is a party to or bound by any Tax sharing or allocation agreement or has any other current or potential contractual obligation to indemnify any other person with respect to Taxes. Neither Company nor any of its Subsidiaries has participated in any “listed transactions” within the meaning of Treasury Regulations Section 1.6011-4(b). Company has made available to Purchaser true and correct copies of the United States federal income Tax Returns filed by the Company and its Subsidiaries for each of the fiscal years ended December 31, 2008 and 2009. None of Company or its Subsidiaries has been a “distributing corporation” or “controlled corporation” in any distribution occurring during the last 30 months that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign law.) As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all United States federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.
          3.20 Reorganization. Company has not taken or agreed to take any action, and is not aware of any fact or circumstance, that would (i) prevent or impede, or could reasonably be expected to prevent or impede, the Merger, together with the TARP Purchase and the Warrant Purchase, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (ii) result in gain recognition to the holders of Company Common Stock in the Merger pursuant to Section 367(a) of the Code (assuming that, in the case of any such holder who would be treated as a “five-percent transferee shareholder” within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii), such holder enters into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8, as provided for in Treasury Regulations Section 1.367(a)-3(c)(1)(iii)(B), and complies with the requirements of that agreement and Treasury Regulations Section 1.367(a)-8 for avoiding the recognition of gain).
          3.21 Intellectual Property. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company:
          (a) Each of Company and its Subsidiaries (A) solely owns (beneficially, and of record where applicable), free and clear of all Liens, other than non-exclusive licenses entered into in the ordinary course of business, all right, title and interest in and to its respective Owned Intellectual Property, and (B) has valid and sufficient rights and licenses to all of the Licensed Intellectual Property. The Owned Intellectual Property is subsisting and, to the Knowledge of Company, valid and enforceable. To the Knowledge of Company, the Owned Intellectual Property and the Licensed Intellectual Property constitute all Intellectual Property used in or necessary for the operation of the respective businesses of Company and each of its Subsidiaries as presently conducted. Each of Company and its Subsidiaries has sufficient rights to use all Intellectual Property used in its respective business as presently conducted.

          (b) To Company’s Knowledge, the operation of Company and each of its Subsidiary’s respective businesses as presently conducted does not infringe, dilute, misappropriate or otherwise violate the Intellectual Property rights of any third person, and no person has asserted in writing that Company or any of its Subsidiaries has materially infringed, diluted, misappropriated or otherwise violated any third person’s Intellectual Property rights. To Company’s Knowledge, no third person has infringed, diluted, misappropriated or otherwise violated any of Company’s or any of its Subsidiary’s rights in the Owned Intellectual Property.
          (c) Company and each of its Subsidiaries has taken reasonable measures to protect (A) their rights in their respective Owned Intellectual Property and (B) the confidentiality of all Trade Secrets that are owned, used or held by Company or any of its Subsidiaries, and to Company’s Knowledge, such Trade Secrets have not been used, disclosed to or discovered by any person except pursuant to appropriate non-disclosure agreements which have not been breached. To Company’s Knowledge, no person has gained unauthorized access to Company’s or its Subsidiaries’ IT Assets.
          (d) Company’s and each of its Subsidiary’s respective IT Assets operate and perform as required by Company and each of its Subsidiaries in connection with their respective businesses and have not materially malfunctioned or failed within the past two years. Company and each of its Subsidiaries has implemented reasonable backup, security and disaster recovery technology and procedures consistent with industry practices. Company and each of its Subsidiaries is compliant with all applicable laws, rules and regulations, and their own privacy policies and commitments to their respective customers, consumers and employees, concerning data protection and the privacy and security of personal data and the nonpublic personal information of their respective customers, consumers and employees.
          (e) For purposes of this Agreement,
          (i) “Intellectual Property” means any and all: (i) trademarks, service marks, brand names, collective marks, Internet domain names, logos, symbols, trade dress, trade names, business names, corporate names, slogans, designs and other indicia of origin, together with all translations, adaptations, derivations and combinations thereof, all applications, registrations and renewals for the foregoing, and all goodwill associated therewith and symbolized thereby (“Trademarks”); (ii) patents and patentable inventions (whether or not reduced to practice), all improvements thereto, and all invention disclosures and applications therefor, together with all divisions, continuations, continuations-in-part, revisions, renewals, extensions, reexaminations and reissues in connection therewith (“Patents”); (iii) confidential proprietary business information, trade secrets and know-how, including processes, schematics, business and other methods, technologies, techniques, protocols, formulae, drawings, prototypes, models, designs, unpatentable discoveries and inventions (“Trade Secrets”); (iv) copyrights in published and unpublished works of authorship (including databases and other compilations of information), and all registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (v) other intellectual property rights.
          (ii) “IT Assets” means, with respect to any person, the computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches,

data, data communications lines, and all other information technology equipment, and all associated documentation owned by such person or such person’s Subsidiaries.
          (iii) “Licensed Intellectual Property” means the Intellectual Property owned by third persons that is used in or necessary for the operation of the respective businesses of Company and each of its Subsidiaries as presently conducted.
          (iv) “Owned Intellectual Property” means Intellectual Property owned or purported to be owned by Company or any of its Subsidiaries.
          (v) “Registered” or “Registration” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity or Internet domain name registrar.
          3.22 Properties. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company, Company or one of its Subsidiaries (a) has good and marketable title to all the properties and assets reflected in the latest audited balance sheet included in such Company SEC Reports as being owned by Company or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Owned Properties”), free and clear of all Liens of any nature whatsoever, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Company SEC Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “Leased Properties” and, collectively with the Owned Properties, the “Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the Knowledge of Company, the lessor. There are no pending or, to the Knowledge of Company, threatened (in writing) condemnation proceedings against the Real Property.
          3.23 Insurance. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company, (a) Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Company reasonably has determined to be prudent and consistent with industry practice. Company and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Company and its Subsidiaries, Company or the relevant Subsidiary thereof is the sole beneficiary of such policies, and (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.
          3.24 Accounting and Internal Controls.
          (a) The records, systems, controls, data and information of Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described in the following sentence. Company and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Company has designed and implemented disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to Company and its Subsidiaries is made known to its management by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act.
          (b) Company’s management has completed an assessment of the effectiveness of its internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2009, and such assessment concluded that such controls were effective. Company has Previously Disclosed, based on its most recent evaluation prior to the date hereof, to its auditors and the audit committee of its board of directors: (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting.
          (c) Since January 1, 2008, (A) neither Company nor any of its Subsidiaries nor, to Company’s Knowledge, any director, officer, auditor, accountant or representative of it or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or written claim regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or written claim that Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing Company or any of its Subsidiaries, whether or not employed by it or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by it or any of its officers or directors to its board of directors or any committee thereof or to any of its directors or officers.
          3.25 Derivatives. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company, all swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions (each, a

“Derivative Contract”), whether entered into for its own account, or for the account of one or more of its Subsidiaries or their respective customers, were entered into (i) in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (ii) with counterparties believed to be financially responsible at the time; and each Derivative Contract constitutes the valid and legally binding obligation of it or one of its Subsidiaries, as the case may be, enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception), and are in full force and effect. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company, neither Company nor its Subsidiaries, nor to Company’s Knowledge any other party thereto, is in breach of any of its obligations under any Derivative Contract. The financial position of it and its Subsidiaries on a consolidated basis under or with respect to each such Derivative Contracts has been reflected in its books and records and the books and records of such Subsidiaries, in each case in accordance with GAAP consistently applied.
          3.26 Labor. (i) Neither Company nor any of its Subsidiaries is a party to any collective bargaining agreement, labor union contract, or trade union agreement (each a “Collective Bargaining Agreement); (ii) no employee is represented by a labor organization for purposes of collective bargaining with respect to Company or any of its Subsidiaries; (iii) to the Knowledge of Company, as of the date hereof, there are no activities or proceedings of any labor or trade union to organize any employees of Company or any of its Subsidiaries; (iv) no Collective Bargaining Agreement is being negotiated by Company or, to the Knowledge of Company, any of its Subsidiaries; (v) as of the date hereof, there is no strike, lockout, slowdown, or work stoppage against Company or any of its Subsidiaries pending or, to the Knowledge of Company, threatened, that may interfere in any material respect with the respective business activities of Company or any of its Subsidiaries; (vi) to the Knowledge of the Company, there is no pending charge or complaint against Company or any of its Subsidiaries by the National Labor Relations Board or any comparable Governmental Entity and (vii) Company has complied with all laws regarding employment and employment practices, terms and conditions of employment and wages and hours (including, without limitation, classification of employees) and other laws in respect of any reduction in force, including without limitation, notice, information and consultation requirements, except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER AND MERGER SUB
          Except as disclosed in any report, schedule, form or other document filed with, or furnished to, the SEC by Purchaser prior to the date hereof and on or after the date on which Purchaser filed with the SEC its Annual Report on Form 40-F for its fiscal year ended October 31, 2010 (but disregarding disclosures contained under the heading “Factors That May Affect Future Results,” or disclosure of risks set forth in any “forward-looking statements” or factors that may affect future results disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Purchaser and Merger Sub, jointly and severally, hereby represent and warrant to Company as follows:

          4.1 Corporate Organization. Purchaser is a Schedule I Bank under the Bank Act (Canada). Merger Sub is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. Each of Purchaser and Merger Sub has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and, except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Purchaser, is and will be duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. Purchaser is duly registered as a bank holding company under the BHC Act and is a financial holding company pursuant to Section 4(1) of the BHC Act and meets the applicable requirements for qualification as such.
          4.2 Capitalization. The authorized capital stock of Purchaser consists of (i) an unlimited number of shares of Purchaser Common Stock, of which, as of October 31, 2010, (the “Purchaser Capitalization Date”), 566,468,440 were issued and outstanding, (ii) an unlimited number of class A preferred shares (“Purchaser Class A Preferred Stock”), of which, as of the Purchaser Capitalization Date, none were issued and outstanding, and (iii) an unlimited number of class B preferred shares (together with the Purchaser Class A Preferred Stock, the “Purchaser Preferred Stock”), of which, as of the Purchaser Capitalization Date, 99,000,000 were issued and outstanding. As of the Purchaser Capitalization Date, 15,232,139 shares of Purchaser Common Stock were authorized for issuance upon exercise of options issued pursuant to employee and director stock plans of Purchaser or a Subsidiary of Purchaser in effect as of the date of this Agreement (the “Purchaser Stock Plans”). As of the Purchaser Capitalization Date, 41,817 Class B Shares of Bank of Montreal Securities Canada Limited, which are convertible into 101,197 shares of Purchaser Common Stock, and 75,413 Class E Shares of Bank of Montreal Securities Canada Limited, convertible into 150,827 shares of Purchaser Common Stock, were issued and outstanding (the “BMSCL Shares”). All of the issued and outstanding shares of Purchaser Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, no Voting Debt of Purchaser is issued or outstanding. As of the Purchaser Capitalization Date, except pursuant to this Agreement, the Purchaser Stock Plans and the BMSCL Shares, Purchaser does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of Purchaser Common Stock, Purchaser Preferred Stock, Voting Debt of Purchaser or any other equity securities of Purchaser or any securities representing the right to purchase or otherwise receive any shares of Purchaser Common Stock, Purchaser Preferred Stock, Voting Debt of Purchaser or other equity securities of Purchaser. The shares of Purchaser Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.
          4.3 Authority; No Violation.
          (a) Each of Purchaser and Merger Sub has full corporate (or similar) power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, and Purchaser has all necessary corporate power and authority to execute the Option Agreement and to consummate the transactions contemplated thereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly, validly and unanimously adopted and approved by the Board of Directors of Purchaser and Merger Sub. The execution and delivery of the Option Agreement and the consummation of the transactions contemplated thereby have been duly, validly and unanimously approved by the Board of Directors of Purchaser. This Agreement has been duly and validly executed and delivered by each of Purchaser and Merger Sub and (assuming due authorization, execution and delivery by Company) constitutes the valid and binding obligation of each of Purchaser and Merger Sub, enforceable against each of Purchaser and Merger Sub in accordance with its terms (subject to the Bankruptcy and Equity Exception).
          (b) Neither the execution and delivery of this Agreement or the Option Agreement, nor the consummation by Purchaser and Merger Sub, as applicable, of the transactions contemplated hereby or thereby, nor compliance with any of the terms or provisions of this Agreement or the Option Agreement, will (i) violate any provision of the Bank Act (Canada), or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any other law, judgment, order, injunction or decree applicable to Purchaser, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Purchaser or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Purchaser or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound except, with respect to clause (ii), any such violation, conflict, breach, default, termination, cancellation, acceleration or creation as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Purchaser.
          4.4 Consents and Approvals. Except for (i) the Regulatory Approvals, (ii) the filing with the SEC of the Proxy Statement and the filing and declaration of effectiveness of the Form F-4 and the filing and effectiveness of the registration statement contemplated by Section 6.1(a), (iii) the filing of the Articles of Merger with the DFI pursuant to the WBCL and the Certificate of Merger with the Delaware Secretary, (iv) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules and regulations of any applicable SRO, and the rules of the TSX and the NYSE, (v) any notices or filings under the HSR Act, and (vi) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Purchaser Common Stock pursuant to this Agreement and approval of listing of such Purchaser Common Stock on the TSX and NYSE, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the consummation by Purchaser of the Merger and the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Purchaser of this Agreement or the Option Agreement or in connection with the execution and delivery by Merger Sub of this Agreement. Purchaser and Treasury have reached an agreement in principle with respect to the material financial terms of the TARP Purchase and the Warrant Purchase, in each case on terms and conditions previously disclosed to Company.
          4.5 Reports.
          (a) Purchaser and each of its Subsidiaries have timely filed all reports, registration statements, proxy statements and other materials, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2007 with the Regulatory Agencies and each other applicable Governmental Entity, and all other reports and statements required to be filed by them since December 31, 2007, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency or other Governmental Entity, and have paid all fees and assessments due and payable in connection therewith.
          (b) An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Purchaser pursuant to the Securities Act or the Exchange Act since December 31, 2007 and prior to the date of this Agreement (the “Purchaser SEC Reports”) is publicly available. No such Purchaser SEC Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Purchaser SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Purchaser has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.
          4.6 Financial Statements. The financial statements of Purchaser and its Subsidiaries included (or incorporated by reference) in the Purchaser SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Purchaser and its Subsidiaries; (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Purchaser and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount); (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and (iv) have been prepared in accordance with Canadian generally accepted accounting principles consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. As of the date hereof, the books and records of Purchaser and its Subsidiaries have been maintained in all material respects in accordance with Canadian generally accepted accounting principles and any other applicable legal and accounting requirements and reflect only actual transactions. As of the date hereof, KPMG LLP has not resigned (or informed Purchaser that indicated it intends to resign) or been dismissed as independent public accountants of Purchaser as a result of or in connection with any disagreements with Purchaser on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
          4.7 Broker’s Fees. Neither Purchaser nor any of its Subsidiaries nor any of their respective officers or directors have employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than to J.P. Morgan Securities Inc., and other than as previously disclosed to Company.
          4.8 Compliance with Applicable Law.
          (a) Purchaser and each of its Subsidiaries hold, and have at all times since December 31, 2007 held, all licenses, franchises, permits and authorizations which are necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to applicable Law (and have paid all fees and assessments due and payable in connection therewith), except where the failure to hold such license, franchise, permit or authorization or to pay such fees or assessments would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Purchaser and, to the knowledge of Purchaser, no suspension or cancellation of any such necessary license, franchise, permit or authorization has, prior to the date hereof, been threatened in writing. Purchaser and each of its Subsidiaries have complied in all material respects with, and are not in default or violation in any material respect of any, applicable law, statute, order, rule, regulation, policy or guideline of any Government Entity relating to Purchaser or any of its Subsidiaries.
          4.9 Legal Proceedings. (a) Other than as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Purchaser, none of Purchaser or any of its Subsidiaries is a party to any, and there are no pending or, to Purchaser’s knowledge, threatened, material legal, administrative, arbitral or other material proceedings, claims, actions or governmental or regulatory investigations of any nature against Purchaser or any of its Subsidiaries.
          (b) There is no injunction, judgment, or regulatory restriction (other than those of general application that apply to similarly situated banks or their Subsidiaries) imposed upon Purchaser that would reasonably be expected to materially impede or delay consummation by Purchaser of the transactions contemplated by this Agreement.
          4.10 Taxes. Each of Purchaser and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns required to be filed by it on or prior to the date of this Agreement (all such returns being accurate and complete in all material respects), has paid all Taxes shown thereon as arising and has duly paid or made provision for the payment of all material Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against. There are no material disputes pending, or claims asserted, for Taxes or assessments upon Purchaser or any of its Subsidiaries for which Purchaser does not have reserves that are adequate under Canadian generally accepted accounting principles.

          4.11 Absence of Changes. Since October 31, 2010, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Purchaser.
          4.12 Approvals. As of the date of this Agreement, Purchaser knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.
          4.13 Purchaser Information. The information relating to Purchaser and its Subsidiaries that is provided by Purchaser or its representatives for inclusion in the Proxy Statement and the Form F-4, or in any application, notification or other document filed with any other Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Proxy Statement relating to Purchaser and its Subsidiaries and other portions within the reasonable control of Purchaser and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Form F-4 will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.
          4.14 Reorganization. Purchaser has not taken or agreed to take any action, and is not aware of any fact or circumstance, that would (i) prevent or impede, or could reasonably be expected to prevent or impede, the Merger, together with the TARP Purchase, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (ii) result in gain recognition to the holders of Company Common Stock in the Merger pursuant to Section 367(a) of the Code (assuming that, in the case of any such holder who would be treated as a “five-percent transferee shareholder” within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii), such holder enters into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8, as provided for in Treasury Regulations Section 1.367(a)-3(c)(1)(iii)(B), and complies with the requirements of that agreement and Treasury Regulations Section 1.367(a)-8 for avoiding the recognition of gain). Purchaser will satisfy the “active trade or business test” (within the meaning of Treasury Regulation 1.367(a)-3(c)(3)) applicable with respect to the Merger.
ARTICLE V
COVENANTS RELATING TO CONDUCT OF BUSINESS
          5.1 Conduct of Businesses Prior to the Effective Time. Except as Previously Disclosed, as expressly contemplated by or permitted by this Agreement or the Option Agreement, as required by applicable law, or with the prior written consent of the other party (which shall not be unreasonably withheld or delayed), during the period from the date of this Agreement to the Effective Time, (i) Company shall, and shall cause each of its Subsidiaries to, (a) conduct its business in the ordinary course consistent with past practice in all material respects and (b) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships, and (ii) each of Company and Purchaser shall, and shall cause each of its respective Subsidiaries to, take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of either Company, Merger Sub or Purchaser to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or the Option Agreement or to consummate the transactions contemplated hereby or thereby.
          5.2 Company Forbearances. During the period from the date of this Agreement to the Effective Time, except as Previously Disclosed, as expressly contemplated or permitted by this Agreement or the Option Agreement, or as required by applicable law, Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Purchaser (which shall not be unreasonably withheld or delayed):
          (a) Other than pursuant to the Option Agreement or the Company Warrant, (i) issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of its stock or (ii) permit any additional shares of its stock to become subject to new grants, except for issuances under dividend reinvestment plans and the Company Benefit Plans, in the ordinary course of business.
          (b) (i) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its stock (other than (A) dividends from its wholly owned Subsidiaries to it or another of its wholly owned Subsidiaries, (B) regular quarterly dividends on the Company Common Stock at a rate no greater than the rate paid by it during the fiscal quarter immediately preceding the date hereof, (C) required dividends on any Company Preferred Stock or on the preferred stock of its Subsidiaries or (D) required dividends on the common stock of any Subsidiary) or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its stock (other than repurchases of common shares in the ordinary course of business to satisfy obligations under dividend reinvestment plans or the Company Benefit Plans).
          (c) Amend the terms of, waive any rights under, terminate, knowingly violate the terms of or enter into (i) any contract or other binding obligation that is material to Company and its Subsidiaries, taken as a whole, (ii) any material restriction on the ability of Company or its Subsidiaries to conduct its business as it is presently being conducted or (iii) any contract or other binding obligation relating to the Company Common Stock or rights associated therewith or any other outstanding capital stock or any outstanding instrument of indebtedness.
          (d) Sell, transfer, mortgage, encumber, license, let lapse, cancel, abandon or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except for sales, transfers, mortgages, encumbrances, licenses, lapses, cancellations, abandonments or other dispositions or discontinuances in the ordinary course of business and in a transaction that, together with other such transactions, is not material to it and its Subsidiaries, taken as a whole.
          (e) Acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business) all or any portion of the assets, business, deposits or properties of any other entity except in the ordinary course of business and in a transaction that, together with other such transactions, is not material to it and its Subsidiaries, taken as a whole, and does not present a material risk that the Closing Date will be materially delayed or that the Requisite Regulatory Approvals will be more difficult to obtain.
          (f) Amend the Company Articles or the Company Bylaws, or similar governing documents of any of its Significant Subsidiaries.
          (g) Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements.
          (h) Except as required under applicable law or the terms of any Company Benefit Plan existing as of the date hereof (i) increase in any manner the compensation or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of Company or its Subsidiaries (collectively, “Employees”), other than increases to Employees who are not directors or executive officers of Company in the ordinary course consistent with past practice, (ii) become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation, severance, pension, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement or employment agreement with or for the benefit of any Employee (or newly hired employees), (iii) accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any Company Benefit Plans, (iv) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan, or (v) materially change any actuarial assumptions used to calculate funding obligations with respect to any Company Benefit Plan that is required by applicable law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or applicable law.
          (i) Notwithstanding anything herein to the contrary, take, or omit to take, any action that would, or is reasonably likely to, (x) prevent or impede the Merger, together with the TARP Purchase and the Warrant Purchase, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (y) cause the shareholders of the Company to recognize gain pursuant to Section 367(a) of the Code (assuming that, in the case of any such holder who would be treated as a “five-percent transferee shareholder” within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii), such holder enters into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8, as provided for in Treasury Regulations Section 1.367(a)-3(c)(1)(iii)(B), and complies with the requirements of that agreement and Treasury Regulations Section 1.367(a)-8 for avoiding the recognition of gain), or, except as may be required by applicable law, regulation or policies imposed by any Governmental Entity, (i) take any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement, or (ii) take, or omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied.

          (j) Incur or guarantee any indebtedness for borrowed money other than in the ordinary course of business.
          (k) Enter into any new line of business or materially change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by law or requested by a Regulatory Agency.
          (l) Other than in consultation with Purchaser, make any material change to (i) its investment securities portfolio, derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or (ii) the manner in which the portfolio is classified or reported, except as required by law or requested by a Regulatory Agency.
          (m) Settle any action, suit, claim or proceeding against it or any of its Subsidiaries, except for an action, suit, claim or proceeding that is settled in an amount and for consideration not in excess of $1,000,000 and that would not (i) impose any restriction on the business of it or its Subsidiaries or (ii) create precedent for claims that is reasonably likely to be material to it or its Subsidiaries.
          (n) Make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility.
          (o) Make or change any material Tax elections, change or consent to any change in it or its Subsidiaries’ method of accounting for Tax purposes (except as required by applicable Tax law), take any material position on any material Tax Return filed on or after the date of this Agreement, settle or compromise any material Tax liability, claim or assessment, enter into any closing agreement, waive or extend any statute of limitations with respect to a material amount of Taxes, surrender any right to claim a refund for a material amount of Taxes, or file any material amended Tax Return.
          (p) Agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 5.2.
          5.3 Purchaser Forbearances. Except as expressly permitted by this Agreement or with the prior written consent of Company (which shall not be unreasonably withheld or delayed), during the period from the date of this Agreement to the Effective Time, Purchaser shall not, and shall not permit any of its Subsidiaries to:
          (a) Amend the Purchaser Bylaws or similar governing documents of any of its Significant Subsidiaries in a manner that would materially and adversely affect the economic benefits of the Merger to the holders of Company Common Stock or that would materially impede Purchaser’s ability to consummate the transactions contemplated by this Agreement.
          (b) Notwithstanding anything herein to the contrary, take, or omit to take, any action that would, or is reasonably likely to, (x) prevent or impede the Merger, together with the TARP Purchase and Warrant Purchase, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (ii) cause the shareholders of the Company to recognize gain pursuant to Section 367(a) of the Code (assuming that, in the case of any such holder who would be treated as a “five-percent transferee shareholder” within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii), such holder enters into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8, as provided for in Treasury Regulations Section 1.367(a)-3(c)(1)(iii)(B), and complies with the requirements of that agreement and Treasury Regulations Section 1.367(a)-8 for avoiding the recognition of gain), or, except as may be required by applicable law, regulation or policies imposed by any Governmental Entity, (i) take any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement, or (ii) take, or omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied; provided that nothing in this Section 5.3(b) shall preclude Purchaser from exercising its rights under the Option Agreement.
          (c) Agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 5.3.
ARTICLE VI
ADDITIONAL AGREEMENTS
          6.1 Regulatory Matters. Purchaser and Company shall promptly prepare and file with the SEC the Form F-4, in which the Proxy Statement will be included as a prospectus. Each of Purchaser and Company shall use its reasonable best efforts to have the Form F-4 declared effective under the Securities Act as promptly as practicable after such filing, and Company shall thereafter mail or deliver the Proxy Statement to its shareholders. Purchaser shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Company shall furnish all information concerning Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action.
          (a) The parties shall cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger, the TARP Purchase and the Warrant Purchase), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties or Governmental Entities. Company and Purchaser shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws, all the information relating to Company or Purchaser, as the case may be, and any of their respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement. Each party shall consult with the other in advance of any meeting or conference with any Governmental Entity and to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences; provided that Purchaser shall be permitted to redact from copies provided to Company of written materials submitted or intended for submission by Purchaser to OSFI, information relating to the business or operations of Purchaser to the extent that access to such information is not required for Company to reasonably assess the status of matters relating to consummation of the transactions contemplated by this Agreement, and Purchaser need not include Company in meetings, or portions of meetings, between Purchaser (or any of its affiliates) and OSFI in which the business or operations of Purchaser will be discussed with OSFI, provided that if such a discussion is germane to the status of matters relating to the consummation of the transactions contemplated by this Agreement, Purchaser will promptly inform Company of the occurrence of such a meeting and the general subject discussed and provide Company with summary information conveying the import of the matters discussed.
          (b) Each of Purchaser and Company shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Form F-4 or any other statement, filing, notice or application made by or on behalf of Purchaser, Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. Each of Purchaser and Company agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (1) the Form F-4 will, at the time the Form F-4 and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (2) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of the Company’s meeting of its shareholders to consider and vote upon approval of this Agreement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading. Each of Purchaser and Company further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the Form F-4 or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the Form F-4 or the Proxy Statement.
          (c) In furtherance and not in limitation of the foregoing, each of Purchaser and Company shall use its reasonable best efforts to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing, and (ii) avoid or eliminate each and every impediment under any applicable law so as to enable the Closing to occur as soon as possible, including proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of businesses or assets of Purchaser, Company and their respective Subsidiaries; provided, however, that nothing contained in this Agreement shall require Purchaser to take any actions specified in this Section 6.1(c) that would reasonably be expected to have a Material Adverse Effect (measured on a scale relative to Company) on Purchaser or Company.
          (d) Purchaser agrees to execute and deliver, or cause to be executed and delivered, by or on behalf of the Surviving Company, at or prior to the Effective Time, one or more supplemental indentures, guarantees, and other instruments required for the due assumption of Company’s outstanding debt, guarantees, securities, and other agreements to the extent required by the terms of such debt, guarantees, securities, and other agreements.
          (e) Each of Purchaser and Company shall promptly advise the other upon receiving any communication from any Governmental Entity the consent or approval of which is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval may be materially delayed.
          (f) Purchaser shall cause Holdco and the Surviving Company to comply with the “reporting requirements” of Treasury Regulations Section 1.367(a)-3(c)(6).
          6.2 Access to Information.
          (a) Upon reasonable notice and subject to applicable laws, Company shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors, agents and other representatives of Purchaser, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, Company shall, and shall cause its Subsidiaries to, make available to Purchaser (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking or insurance laws (other than reports or documents that Company is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as Purchaser may reasonably request. Upon the reasonable request of Company, Purchaser shall furnish such reasonable information about it and its business as is relevant to Company and its shareholders in connection with the transactions contemplated by this Agreement. Neither Company nor Purchaser, nor any of their Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.
          (b) All nonpublic information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreements entered into between the parties as of December 9, 2010 and December 15, 2010 (the “Confidentiality Agreements”).

          (c) No investigation by a party hereto or its representatives shall affect or be deemed to modify or waive any representations, warranties or covenants of the other party set forth in this Agreement.
          6.3 Shareholder Approval. The Board of Directors of Company has resolved to recommend to Company’s shareholders that they approve this Agreement and will submit to its shareholders this Agreement and any other matters required to be approved by its shareholders in order to carry out the intentions of this Agreement. In furtherance of that obligation, Company will take, in accordance with applicable law and the Company Articles and Company Bylaws, all action necessary to convene a meeting of its shareholders, as promptly as practicable, to consider and vote upon approval of this Agreement as well as any other such matters. The Board of Directors of Company will use all reasonable best efforts to obtain from its shareholders a vote approving this Agreement. However, if the Board of Directors of Company, after consultation with (and based on the advice of) outside counsel, determines in good faith that, because of the receipt by Company of an Acquisition Proposal that the Board of Directors of Company concludes in good faith constitutes a Superior Proposal, it would more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend this Agreement, then in submitting this Agreement to Company’s shareholders, the Board of Directors of Company may submit this Agreement to its shareholders without recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event the Board of Directors of Company may communicate the basis for its lack of a recommendation to the shareholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided that Company may not take any actions under this sentence until after giving Purchaser at least three business days to respond to any such Acquisition Proposal or other circumstances giving rise to such particular proposed action (and after giving Purchaser notice of the latest material terms, conditions and identity of the third party in any such Acquisition Proposal or describe in reasonable detail such other circumstances) and then taking into account any amendment or modification to this Agreement proposed by Purchaser. Nothing contained in this Agreement shall be deemed to relieve the Company of its obligation to submit this Agreement to its shareholders for a vote. The Company shall not submit to the vote of its shareholders any Acquisition Proposal other than the Merger.
          6.4 TSX and NYSE Listing. Purchaser shall cause the shares of Purchaser Common Stock to be issued in the Merger to have been authorized for listing on the TSX and NYSE, subject to official notice of issuance, prior to the Effective Time.
          6.5 Employee Matters.
          (a) Following the Closing Date, Purchaser shall maintain or cause to be maintained employee benefit plans and compensation opportunities for the benefit of employees (as a group) who are actively employed by Company and its Subsidiaries on the Closing Date (“Covered Employees”) that provide employee benefits and compensation opportunities which, in the aggregate, are substantially comparable to the employee benefits and compensation opportunities that are generally made available to similarly situated employees of Purchaser or its Subsidiaries (other than Company and its Subsidiaries) (collectively, the “Purchaser Plans”), as applicable; provided that (i) in no event shall any Covered Employee be eligible to participate in any closed or frozen Purchaser Plan; and (ii) until such time as Purchaser shall cause Covered Employees to participate in the Purchaser Plans, a Covered Employee’s continued participation in employee benefit plans and compensation opportunities of Company and its Subsidiaries shall be deemed to satisfy the foregoing provisions of this sentence (it being understood that participation in the Purchaser Plans may commence at different times with respect to each Purchaser Plan). Notwithstanding any other provision of this Agreement to the contrary, Purchaser shall, or shall cause the Surviving Company to maintain the Company’s Reduction in Force Severance Policy (as amended) without amendment following the Effective Time (the “Company Severance Plan”) and provide each Covered Employee whose employment is terminated (other than under circumstances that constitute a termination for “cause” or who are not otherwise party to an individual agreement that provides for severance pay) during the one-year period following the Effective Time with severance under the Company Severance Plan. ; provided that, the severance benefits provided to a terminated Covered Employee shall be determined without taking into account any reduction after the Effective Time in compensation paid to such Covered Employee and may be conditioned on the Covered Employee signing a separation and general release agreement in the form reasonably acceptable to Purchaser. In addition, Purchaser shall, or shall cause the Surviving Company to, honor the obligations with respect to Company’s retiree medical program as set forth in Section 6.5(a) of the Company Disclosure Schedule.
          (b) To the extent that a Covered Employee becomes eligible to participate in a Purchaser Plan, Purchaser shall cause such employee benefit plan to (i) recognize the service of such Covered Employee with Company or its Subsidiaries (or their predecessor entities) for purposes of eligibility, vesting and benefit accrual (other than for purposes of benefit accruals under any Purchaser Plan that is a defined benefit pension plan), under such Purchaser Plan, to the same extent such service was recognized immediately prior to the Effective Time under a comparable Company Benefit Plan in which such Covered Employee was eligible to participate immediately prior to the Effective Time; provided that such recognition of service (A) shall not operate to duplicate any benefits of a Covered Employee with respect to the same period of service and (B) shall not apply for purposes of any Purchaser Plan under which similarly-situated employees of Purchaser and its Subsidiaries do not receive credit for prior service; and (ii) with respect to any Purchaser Plan that provides health plan or other welfare benefits in which any Covered Employee is eligible to participate for the plan year in which such Covered Employee is first eligible to participate, use its reasonable best efforts to (A) cause any pre-existing condition limitations or eligibility waiting periods under such Purchaser Plan to be waived with respect to such Covered Employee to the extent such limitation would have been waived or satisfied under the Company Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time, and (B) recognize any health expenses incurred by such Covered Employee in the year that includes the Closing Date (or, if later, the year in which such Covered Employee is first eligible to participate) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such Purchaser Plan. For purposes of any cash balance pension plan maintained or contributed to by Purchaser or any of its Subsidiaries in which Covered Employees become eligible to participate following the Effective Time, the Covered Employees’ level of benefit accruals under any such plans (for periods of service following the Effective Time) shall be determined based on the Covered Employees’ credited service prior to the Effective Time (as recognized for the same purpose by Company for purposes of the tax-qualified retirement plans maintained or sponsored by Company immediately prior to the

Effective Time) and with the Surviving Company following the Effective Time.
          (c) Effective as of immediately prior to, and contingent upon, the Closing Date, Company shall adopt such resolutions and/or amendments to terminate the Company Retirement Savings Plan or any 401(k) plan of any of its Subsidiaries (collectively, “Company 401(k) Plan”). Company shall provide Purchaser with a copy of the resolutions and/or plan amendments evidencing that the Company 401(k) Plan has been terminated in accordance with its terms. Prior to the Effective Time and thereafter (as applicable), Company and Purchaser shall take any and all action as may be required, including amendments to the Company 401(k) Plan and/or the tax-qualified defined contribution retirement plan designated by Purchaser (the “Purchaser 401(k) Plan”) to (i) permit each Covered Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including of loans) in the form of cash, shares of Parent Common Stock, notes (in the case of loans) or a combination thereof, in an amount equal to the full account balance distributed to such Company Employee from the Company 401(k) Plan to the Parent 401(k) Plan, and (ii) obtain from the IRS a favorable determination letter on termination for the Company 401(k) Plan. Each Covered Employee shall become a participant in the Purchaser 401(k) Plan on the Closing Date (giving effect to the service crediting provisions of Section 6.5(b)); it being agreed that there shall be no gap in participation in a tax-qualified defined contribution plan.
          (d) If requested by Purchaser in writing within thirty (30) business days prior to the Effective Time, effective as of, and contingent upon, the Closing Date, Company shall adopt such resolutions and/or amendments terminate each Company Benefit Plan listed in Section 6.5(d) of the Company Disclosure Schedule (each, a “Terminated Benefit Plan”). Company shall provide Purchaser with a copy of the resolutions and/or plan amendments evidencing that each Terminated Benefit Plan has been terminated. Each Covered Employee or other eligible participant shall become a participant in the Purchaser benefit plan that is comparable to the Terminated Benefit Plan on the Closing Date (giving effect to the service crediting provisions of Section 6.5(b)), it being agreed that there shall be no gap in coverage under, or participation in, any benefit plan or program of the type that Purchaser requests Company to terminate. Notwithstanding the foregoing, in no event shall Company be required to terminate the Company’s Flex Benefit Plan until December 31, 2011, unless Purchaser makes arrangements, including amendments to the Purchaser flex benefit plans, to ensure that the participants in the Company’s Flex Benefit Plan for the calendar year in which the Effective Time occurs are able to have the full plan year in which to use the amounts elected under such plan and are not otherwise adversely impacted.
          (e) From and after the Effective Time, subject to the requirements of applicable law, Purchaser shall honor all obligations to current and former employees of Company and its Subsidiaries under the Company Benefit Plans, including all employment or severance agreements entered into by Company or its Subsidiaries or adopted by the Board of Directors of Company. From and after the Effective Time, Purchaser shall, or shall cause the Surviving Company to, take all action necessary to effectuate the agreements set forth in Section 6.5(e) of the Company Disclosure Schedule.

          (f) Nothing in this Section 6.5 shall be construed to limit the right of Purchaser or any of its Subsidiaries (including, following the Closing Date, Company and its Subsidiaries) to amend or terminate any Company Benefit Plan or other employee benefit plan, to the extent such amendment or termination is permitted by the terms of the applicable plan, nor shall anything in this Section 6.5 be construed to require the Purchaser or any of its Subsidiaries (including, following the Closing Date, Company and its Subsidiaries) to retain the employment of any particular Covered Employee for any fixed period of time following the Closing Date. This Agreement shall inure exclusively to the benefit of, and be binding upon the parties hereto and their respective successors, assigns, executors and legal representatives. Nothing in this Agreement, express or implied, is intended to confer on any person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement
          (g) For purposes of this Agreement, “Company Benefit Plans” means each “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and each employment, consulting, bonus, incentive or deferred compensation, retirement or post-retirement, vacation, stock option, stock purchase, stock appreciation rights, stock based or other equity-based, severance, termination, retention, change of control, profit-sharing, fringe benefit or other similar plan, program, agreement or commitment, whether written or unwritten, for the benefit of any employee, former employee, director or former director of Company or any of its Subsidiaries entered into, maintained or contributed to by Company or any of its Subsidiaries or to which Company or any of its Subsidiaries is obligated to contribute, or with respect to which Company or any of its Subsidiaries has any liability, direct or indirect, contingent or otherwise (including any liability arising out of an indemnification, guarantee, hold harmless or similar agreement) or otherwise providing benefits to any current, former or future employee, officer or director of Company or any of its Subsidiaries or to any beneficiary or dependant thereof.
          6.6 Indemnification; Directors’ and Officers’ Insurance.
          (a) From and after the Effective Time, each of Purchaser and the Surviving Company shall indemnify and hold harmless, to the fullest extent permitted under applicable law (and shall also advance expenses as incurred to the fullest extent permitted under applicable law provided the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification), each present and former director, officer and employee of Company and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement and the Option Agreement; provided that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification.
          (b) Subject to the following sentence, for a period of six years following the Effective Time, Purchaser will provide director’s and officer’s liability insurance that serves to reimburse the present and former officers and directors of Company or any of its Subsidiaries

(determined as of the Effective Time) (providing only for the Side A coverage for Indemnified Parties where the existing policies also include Side B coverage for Company) with respect to claims against such directors and officers arising from facts or events occurring before the Effective Time (including the transactions contemplated by this Agreement), which insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the Indemnified Party as that coverage currently provided by Company; provided that in no event shall Purchaser be required to expend, on an annual basis, an amount in excess of 350% of the annual premiums paid as of the date hereof by the Company for any such insurance (the “Premium Cap”); provided, further, that if any such annual expense at any time would exceed the Premium Cap, then Purchaser will cause to be maintained policies of insurance which provide the maximum coverage available at an annual premium equal to the Premium Cap. At the option of Company, prior to the Effective Time and in lieu of the foregoing, Company may purchase a tail policy for directors’ and officers’ liability insurance on the terms described in the prior sentence (including subject to the Premium Cap) and fully pay for such policy prior to the Effective Time.
          (c) Any Indemnified Party wishing to claim indemnification under Section 6.6(a), upon learning of any claim, action, suit, proceeding or investigation described above, will promptly notify Purchaser; provided that failure to so notify will not affect the obligations of Purchaser under Section 6.6(a) unless and to the extent that Purchaser is actually and materially prejudiced as a consequence.
          (d) If Purchaser or any of its successors or assigns consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger or transfers all or substantially all of its assets to any other entity, then and in each case, Purchaser will cause proper provision to be made so that the successors and assigns of Purchaser will assume the obligations set forth in this Section 6.6.
          6.7 Exemption from Liability Under Section 16(b). Prior to the Effective Time, Purchaser and Company shall each take all such steps as may be necessary or appropriate to cause any disposition of shares of Company Common Stock or conversion of any derivative securities in respect of such shares of Company Common Stock in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act.
          6.8 No Solicitation.
          (a) Company agrees that it will not, and will cause its Subsidiaries and its Subsidiaries’ officers, directors, agents, advisors and affiliates not to, initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any person relating to, any Acquisition Proposal; provided that, in the event Company receives an unsolicited bona fide Acquisition Proposal and the Board of Directors of Company concludes in good faith that such Acquisition Proposal constitutes or is more likely than not to result in a Superior Proposal, Company may, and may permit its Subsidiaries and its Subsidiaries’ representatives to, furnish or cause to be furnished nonpublic information and participate in such negotiations or discussions to the extent that the Board of Directors of

Company concludes in good faith (and based on the advice of outside counsel) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided that prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso or engaging in any negotiations, it shall have entered into a confidentiality agreement with such third party on terms no less favorable to Company than the Confidentiality Agreement of December 9, 2010. Company will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any persons other than Purchaser with respect to any Acquisition Proposal and will use its reasonable best efforts, subject to applicable law, to (x) enforce any confidentiality or similar agreement relating to an Acquisition Proposal and (y) within ten business days after the date hereof, request and confirm the return or destruction of any confidential information provided to any person (other than Purchaser and its affiliates) pursuant to any such confidentiality or similar agreement. Company will promptly (and in any event within 24 hours) advise Purchaser following receipt of any Acquisition Proposal and the substance thereof (including the identity of the person making such Acquisition Proposal), and will keep Purchaser promptly apprised of any related developments, discussions and negotiations (including the terms and conditions of the Acquisition Proposal) on a current basis.
          (b) Nothing contained in this Agreement shall prevent Company or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.
          As used in this Agreement, “Acquisition Proposal” means a tender or exchange offer, proposal for a merger, consolidation or other business combination involving Company or any of its Significant Subsidiaries or any proposal or offer to acquire in any manner more than 15% of the voting power in, or more than 15% of the fair market value of the business, assets or deposits of, Company or any of its Significant Subsidiaries, other than the transactions contemplated by this Agreement, any sale of whole loans and securitizations in the ordinary course and any bona fide internal reorganization.
          As used in this Agreement, “Superior Proposal” means an bona fide written Acquisition Proposal that the Board of Directors of Company concludes in good faith to be more favorable from a financial point of view to its shareholders than the Merger and the other transactions contemplated hereby, (i) after receiving the advice of its financial advisors (who shall be a nationally recognized investment banking firm), (ii) after taking into account the likelihood of consummation of such transaction on the terms set forth therein and (iii) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal (including any expense reimbursement provisions and conditions to closing) and any other relevant factors permitted under applicable law; provided that for purposes of the definition of “Superior Proposal,” the references to “more than 15%” in the definition of Acquisition Proposal shall be deemed to be references to “a majority.”
          6.9 Takeover Laws. No party will take any action that would cause the transactions contemplated by this Agreement or the Option Agreement, to be subject to requirements imposed by any Takeover Law and each of them will take all necessary steps within its control to exempt (or ensure the continued exemption of) those transactions from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect.
          6.10 Financial Statements and Other Current Information. As soon as reasonably practicable after they become available, but in no event more than 30 days after the end of each calendar month ending after the date hereof, Company will furnish to Purchaser (a) consolidated financial statements (including balance sheets, statements of operations and stockholders’ equity) of Company or any of its Subsidiaries (to the extent available) as of and for such month then ended, (b) internal management reports showing actual financial performance against plan and previous period, and (c) to the extent permitted by applicable law, any reports provided to Company’s Board of Directors or any committee thereof relating to the financial performance and risk management of Company or any of its Subsidiaries.
          6.11 Notification of Certain Matters. Company and Purchaser will give prompt notice to the other of any fact, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (b) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII.
          6.12 Shareholder Litigation. The Company shall give Purchaser the opportunity to participate at its own expense in the defense or settlement of any shareholder litigation against the Company and/or its directors or affiliates relating to the transactions contemplated by this Agreement and the Option Agreement, and no such settlement shall be agreed to without Purchaser’s prior written consent (such consent not to be unreasonably withheld or delayed).
          6.13 Dividend Reinvestment. Company shall take all necessary action to terminate any dividend reinvestment plans and stock purchase plans effective as soon as possible after the date of this Agreement (taking into account any Company dividends that have been declared but not yet paid as of the date hereof). In addition, upon the effective termination of any dividend reinvestment plan, each participant’s account will continue to be maintained with Company’s transfer agent in accordance with the terms of such plan. Cash will be paid in lieu of any fractional shares upon distribution.
          6.14 Restructuring Efforts. If Company shall have failed to obtain the required vote of its shareholders for the consummation of the transactions contemplated by this Agreement at a duly held meeting of its shareholders or at any adjournment or postponement thereof, each of the parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transactions provided for herein (it being understood that neither party shall have any obligation to alter or change any material terms of this Agreement, including the amount or kind of the merger consideration, in a manner adverse to such party or its shareholders) and/or to resubmit the transaction to Company’s shareholders for approval.

          6.15 TRUPS Redemption. Company shall take all action necessary to effect, or cause to be effected, at least three business days prior to the Closing Date, but contingent upon the occurrence thereof, the redemption of all outstanding junior subordinated debt securities issued to any trust Subsidiary of Company, including Gold Banc Trust III, Gold Banc Trust IV, Gold Banc Capital Trust V and Trustcorp Statutory Trust I, and the concurrent redemption of all preferred capital securities issued by such trust Subsidiaries, in each case in accordance with the terms thereof and the indentures related thereto.
ARTICLE VII
CONDITIONS PRECEDENT
          7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:
          (a) Shareholder Approval. This Agreement, on substantially the terms and conditions set forth in this Agreement, shall have been approved by the requisite affirmative vote of the shareholders of Company entitled to vote thereon.
          (b) Stock Exchange Listing. The shares of Purchaser Common Stock to be issued to the holders of Company Common Stock upon consummation of the Merger shall have been authorized for listing on the TSX and NYSE, subject to official notice of issuance.
          (c) Form F-4. The Form F-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form F-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.
          (d) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect.
          (e) Regulatory Approvals. (i) All regulatory approvals from the Federal Reserve, OSFI, the OCC and under the HSR Act, and (ii) any other regulatory approvals set forth in Sections 3.4 and 4.4 the failure of which to obtain would reasonably be expected to have a material adverse effect on Purchaser or Company, in each case required to consummate the transactions contemplated by this Agreement, including the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to as the “Requisite Regulatory Approvals”).
          7.2 Conditions to Obligations of Purchaser. The obligation of Purchaser and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Purchaser, at or prior to the Effective Time, of the following conditions:

          (a) Representations and Warranties. The representations and warranties of Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); provided, however, that no representation or warranty of Company (other than the representations and warranties set forth in (i) Section 3.2(a), which shall be true and correct except to a de minimis extent (relative to Section 3.2(a) taken as a whole), (ii) Sections 3.2(b), 3.3(a), 3.3(b)(i) and 3.7, which shall be true and correct in all material respects, and (iii) Section 3.8, which shall be true and correct in all respects) shall be deemed untrue or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of Company has had or would reasonably be expected to result in a Material Adverse Effect on Company; provided, further, that for purposes of determining whether a representation or warranty is true and correct for purposes of this Section 7.2(a), any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases) in any such representation or warranty shall be disregarded; and Purchaser shall have received a certificate signed on behalf of Company by the Chief Executive Officer or the Chief Financial Officer of Company to the foregoing effect.
          (b) Performance of Obligations of Company. Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time; and Purchaser shall have received a certificate signed on behalf of Company by the Chief Executive Officer or the Chief Financial Officer of Company to such effect.
          (c) Tax Opinion. Purchaser shall have received an opinion of Sullivan & Cromwell LLP, dated the Closing Date and based on facts, representations and assumptions described in such opinion, to the effect that (i) the Merger, together with the TARP Purchase, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that each of Purchaser, Holdco and the Company will be a party to that reorganization within the meaning of Section 368(b) of the Code and (ii) and that the Merger will not result in gain recognition to the holders of Company Common Stock pursuant to Section 367(a) of the Code (assuming that, in the case of any such holder who would be treated as a “five-percent transferee shareholder” within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii), such holder enters into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8, as provided for in Treasury Regulations Section 1.367(a)-3(c)(1)(iii)(B), and complies with the requirements of that agreement and Treasury Regulations Section 1.367(a)-8 for avoiding the recognition of gain). In rendering such opinion, Sullivan & Cromwell LLP will be entitled to receive and rely upon customary certificates and representations of officers of Purchaser, Merger Sub, Holdco and Company.
          (d) Regulatory Conditions. There shall not be any action taken or determination made, or any law enacted, entered, enforced or deemed applicable to the transactions contemplated by this Agreement, by any Governmental Entity, in connection with the grant of a Requisite Regulatory Approval or otherwise, which imposes any restriction, requirement or condition that, individually or in the aggregate, would, after the Effective Time, restrict or burden Purchaser or Surviving Company or any of their respective affiliates in connection with the transactions contemplated by this Agreement or with respect to the business or operations of Purchaser or Surviving Company that would have a Material Adverse Effect on Purchaser, Surviving Company or any of their respective affiliates, in each case measured on a scale relative to Company.
          (e) TARP. Holdco shall have purchased from Treasury, and shall beneficially own all right, title and interest in, all of the issued and outstanding shares of the Series B Preferred Stock for an aggregate cash purchase price equal to the sum of (i) the aggregate Liquidation Amount (as defined in the Company Articles) of the Series B Preferred Stock and (ii) the amount of any accrued and unpaid dividends with respect to the Series B Preferred Stock to, but excluding, the Closing Date.
          7.3 Conditions to Obligations of Company. The obligation of Company to effect the Merger is also subject to the satisfaction or waiver by Company at or prior to the Effective Time of the following conditions:
          (a) Representations and Warranties. The representations and warranties of Purchaser set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); provided, however, that no representation or warranty of Purchaser shall be deemed untrue or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of Purchaser has had or would reasonably be expected to result in a Material Adverse Effect on Purchaser; provided, further, that for purposes of determining whether a representation or warranty is true and correct for purposes of this Section 7.3(a), any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases) in any such representation or warranty shall be disregarded; and Company shall have received a certificate signed on behalf of Purchaser by the Chief Executive Officer or the Chief Financial Officer of Purchaser to the foregoing effect.
          (b) Performance of Obligations of Purchaser. Purchaser shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Company shall have received a certificate signed on behalf of Purchaser by the Chief Executive Officer or the Chief Financial Officer of Purchaser to such effect.
          (c) Tax Opinion. Company shall have received an opinion of Wachtell, Lipton, Rosen & Katz, dated the Closing Date and based on facts, representations and assumptions described in such opinion, to the effect that (i) the Merger, together with the TARP Purchase, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that each of Purchaser, Holdco and the Company will be a party to that reorganization within the meaning of Section 368(b) of the Code and (ii) and that the Merger will not result in gain recognition to the holders of Company Common Stock pursuant to Section 367(a) of the Code (assuming that, in the case of any such holder who would be treated as a “five-percent transferee shareholder” within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii), such holder enters into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8, as provided for in Treasury Regulations Section 1.367(a)-3(c)(1)(iii)(B), and complies with the requirements of that agreement and Treasury Regulations Section 1.367(a)-8 for avoiding the recognition of gain). In rendering such opinion, Wachtell, Lipton, Rosen & Katz will be entitled to receive and rely upon customary certificates and representations of officers of Purchaser, Merger Sub, Holdco and Company.
ARTICLE VIII
TERMINATION AND AMENDMENT
          8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of Company:
          (a) by mutual consent of Company and Purchaser in a written instrument authorized by the Boards of Directors of Company and Purchaser;
          (b) by either Company or Purchaser, if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by this Agreement;
          (c) by either Company or Purchaser, if the Merger shall not have been consummated on or before the first anniversary of the date of this Agreement unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in this Agreement;
          (d) by either Company or Purchaser (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Company, in the case of a termination by Purchaser, or on the part of the Purchaser, in the case of a termination by Company, which breach, either individually or in the aggregate with other breaches by such party, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.2 or 7.3, as the case may be, and which is not cured within 60 days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period;

          (e) by Purchaser, if Company or the Board of Directors of Company (i) submits this Agreement to its shareholders without a recommendation for approval, or otherwise withdraws or materially and adversely modifies (or discloses its intention to withdraw or materially and adversely modify) its recommendation as contemplated by Section 6.3, or recommends to its shareholders an Acquisition Proposal other than the Merger, or (ii) materially breached its obligations (x) to call a shareholder meeting pursuant to Section 6.3 or (y) to prepare and mail its shareholders the Proxy Statement pursuant to Section 6.1(a);
          (f) by Purchaser, if the approval of Company’s shareholders required by Section 7.1(a) shall not have been obtained at a duly held meeting of its shareholders, or at any adjournment or postponement thereof;
          (g) by Purchaser, if a tender or exchange offer for 20% or more of the outstanding shares of the Company Common Stock is commenced (other than by Purchaser or its affiliates), and the Board of Directors of Company recommends that its shareholders tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender or exchange offer within the 10 business day period specified in Rule 14e-2(a) under the Exchange Act; or
          (h) by Company, if its Board of Directors shall have determined in good faith by a majority vote that Purchaser has substantially engaged in bad faith in breach of its obligations under Section 6.14.
The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), (f), (g) or (h) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.3, specifying the provision or provisions hereof pursuant to which such termination is effected.
          8.2 Effect of Termination. In the event of termination of this Agreement by either Company or Purchaser as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Company, Purchaser, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) Sections 6.2(b), 8.2, 8.3, 9.3, 9.4, 9.5, 9.6, 9.7, 9.8, 9.9, 9.10 and 9.11 shall survive any termination of this Agreement, and (ii) neither Company nor Purchaser shall be relieved or released from any liabilities or damages arising out of its knowing breach of any provision of this Agreement (which, in the case of Company, shall include the loss to the holders of Company Common Stock of the economic benefits of the Merger, including the loss of the premium offered to the shareholders of Company). Notwithstanding the foregoing, in the event of any termination of this Agreement, the Option Agreement shall remain in full force and effect to the extent provided therein.
          8.3 Fees and Expenses. Except with respect to costs and expenses of printing and mailing the Proxy Statement and all filing and other fees paid to the SEC in connection with the Merger, which shall be borne equally by Company and Purchaser, and all filing and other fees in connection with any filing under the HSR Act, which shall be borne by Purchaser, all fees and expenses incurred in connection with the Merger, this Agreement, and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.
          8.4 Amendment. This Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of Company; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of Company, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires further approval under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.
          8.5 Extension; Waiver. At any time prior to the Effective Time, the parties, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
ARTICLE IX
GENERAL PROVISIONS
          9.1 Closing. On the terms and subject to conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m., New York City time, at the offices of Sullivan & Cromwell LLP, counsel to Purchaser, on a date to be specified by the parties, which date shall be no later than three (3) business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing but subject to the satisfaction or waiver of those conditions), unless extended by mutual agreement of the parties (the “Closing Date”).
          9.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Section 6.6 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.
          9.3 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Purchaser or Merger Sub, to:

Bank of Montreal
Legal, Corporate and Compliance Group
First Canadian Place
100 King Street West, 21st Floor
Toronto, Ontario
M5X 1A1
Attention: Blair F. Morrison
Facsimile: (416) 867-6793
with a copy to:

Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004
Attention:	H. Rodgin Cohen Mitchell S. Eitel C. Andrew Gerlach
Facsimile:	(212) 558-3588
(b)	if to Company, to:

Marshall & Ilsley Corporation 770 North Water Street Milwaukee, Wisconsin 53202 Attention: Randall J. Erickson Facsimile: (414) 765-7899

with a copy to:

Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019
Attention:	Edward D. Herlihy Lawrence S. Makow Nicholas G. Demmo
Facsimile:	(212) 403-2000
          9.4 Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “Knowledge” means the actual knowledge of any of Company’s officers listed on Section 9.4 of the Company Disclosure Schedule. All schedules and exhibits hereto shall be deemed part of this Agreement and included in any reference to this Agreement. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that any provision, covenant or restriction is invalid, void or unenforceable, it is the express intention of the parties that such provision, covenant or restriction be enforced to the maximum extent permitted.
          9.5 Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.
          9.6 Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreements and the Option Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreements.
          9.7 Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and performed entirely within such state, without giving effect to its principles of conflicts of laws; provided that the WBCL, including the provisions thereof governing the fiduciary duties of directors of a Wisconsin corporation, shall govern as applicable. The parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in the State of Delaware. Each of the parties hereto submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.
          9.8 Waiver of Jury Trial. Each party hereto acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation, directly or indirectly, arising out of, or relating to, this Agreement, or the transactions contemplated by this Agreement. Each party certifies and acknowledges that (a) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (b) each party understands and has considered the implications of this waiver, (c) each party makes this waiver voluntarily, and (d) each party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.8.
          9.9 Publicity. Neither Company nor Purchaser shall, and neither Company nor Purchaser shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement, or, except as otherwise specifically provided in this Agreement, any disclosure of nonpublic information to a third party, concerning, the transactions contemplated by this Agreement without the prior consent (which shall not be unreasonably withheld or delayed) of Purchaser, in the case of a proposed announcement, statement or disclosure by Company, or Company, in the case of a proposed announcement, statement or disclosure by Purchaser; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by law or by the rules and regulations of the TSX or NYSE.
          9.10 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the parties (whether by operation of law or otherwise) without the prior written consent of the other party (which shall not be unreasonably withheld or delayed). Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and assigns. Except for Section 6.6, which is intended to benefit each Indemnified Party and his or her heirs and representatives, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any person other than the parties hereto any rights or remedies under this Agreement.
          9.11 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to seek specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at law or equity.
          9.12 Disclosure Schedule. Before entry into this Agreement, Company delivered to Purchaser a schedule (a “Company Disclosure Schedule”) that sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article III, or to one or more covenants contained herein; provided, however, that notwithstanding anything in this Agreement to the contrary, (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect and (ii) the mere inclusion of an item as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect. For purposes of this Agreement, “Previously Disclosed” means information set forth by Company in the applicable paragraph of its Company Disclosure Schedule, or any other paragraph of its Company Disclosure Schedule (so long as it is reasonably clear from the context that the disclosure in such other paragraph of its Company Disclosure Schedule is also applicable to the section of this Agreement in question).
          9.13 Merger Sub Effective Date; Incorporation and Joinder of Merger Sub. Merger Sub shall join as a party to this Agreement in accordance with its terms as of the Merger Sub Effective Date; provided, however, that references to the date hereof or the date of this Agreement in any representations, warranties, agreements and covenants to the extent made by and with respect to Merger Sub only shall be deemed to refer to the Merger Sub Effective Date.
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          IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

BANK OF MONTREAL
By:	/s/ William A. Downe
	Name:	William A. Downe
	Title:	President and Chief Executive Officer

MARSHALL & ILSLEY CORPORATION
By:	/s/ Mark F. Furlong
	Name:	Mark F. Furlong
	Title:	Chairman, President and CEO